UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 14, 2013 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q13 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q12, unless otherwise stated.

CPFL ENERGIA ANNOUNCES DIVIDENDS OF R$ 363 MILLION

Indicators (R$ Million)	1Q13	1Q12	Var.	1H13	1H12	Var.
Sales within the Concession Area - GWh	14,485	14,116	2.6%	28,976	28,054	3.3%
Captive Market	10,091	10,161	-0.7%	20,506	20,381	0.6%
TUSD	4,394	3,954	11.1%	8,471	7,672	10.4%
Commercialization and Generation Sales - GWh	4,936	3,795	30.1%	9,352	7,549	23.9%
Gross Operating Revenue	4,512	4,730	-4.6%	9,225	9,474	-2.6%
Net Operating Revenue	3,339	3,181	5.0%	6,796	6,304	7.8%
EBITDA (IFRS)(1)	516	793	-35.0%	1,612	2,203	-26.9%
EBITDA (IFRS+ Proportional Consolidation for Generation)(2)	601	921	-34.7%	1,727	1,996	-13.5%
EBITDA (IFRS+ Proportional Consolidation for Generation + Regulatory Assets & Liabilities)(3)	627	1,047	-40.2%	1,606	2,100	-23.5%
Net Income (IFRS)	(134)	246	-	271	658	-58.8%
Net Income (IFRS+ Regulatory Assets & Liabilities)(4)	(116)	327	-	195	724	-73.1%
Investments	498	714	-30.3%	1,030	1,267	-18.7%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)     EBITDA (IFRS + Proportional Consolidation for Generation) considers, besides the items mentioned on note (1) above,  the proportional consolidation of assets that  are now accounted by the equity method, due to changes in accounting standards (IFRS 11/CPC 19 (R2));

(3)     EBITDA (IFRS + Proportional Consolidation for Generation + Regulatory Assets & Liabilitites) considers, besides the items mentioned on note (2) above, the regulatory assets and liabilities;

(4)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities.

2Q13 HIGHLIGHTS

•  Total energy sales outwards the Group were up 7.7%

•  Energy sales were up 2.6% in the concession area

•  Conclusion of the 3rd Tariff Review Cycle for all CPFL’s discos

•  Implementation of CPFL Renováveis’ IPO

•  Acquisition of Rosa dos Ventos wind farms (13.7 MW) in June 2013

•  Disbursement from sector fund (CDE), according  to decree 7,945/13, in the amount of R$ 125 million

•  Capex of R$ 498 million

•  Declared interim dividends  related to1H13, in the amount of R$ 363 million

•  AA+ credit rating maintained on national scale, with stable outlook, by Standard & Poor’s, for CPFL Energia

•  CPFL Brasil was chosen as the country’s best company in energy sector  by EXAME magazine’s Largest and Best Companies

•  In 2013 Abradee Awards, RGE  was chosen as the best distributor in Brazil with more than 500,000 customers and CPFL Leste Paulista was the best distributor in the country with up to 500,000 customers

•  CPFL Energia has been recognized by ISTOÉ Dinheiro magazine as one of the 50 Good Deeds’ Companies, in the Management category

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	12
3.1) Sales within the Distributors’ Concession Area	12
3.1.1) Sales by Class – Concession Area	13
3.1.2) Sales to the Captive Market	13
3.1.3) TUSD	13
3.2) Commercialization and Generation Sales – Excluding Related Parties	14

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	15
4.1) Consolidation of CPFL Renováveis Financial Statements	16

5) ECONOMIC-FINANCIAL PERFORMANCE	17
5.1) Operating Revenue	17
5.2) Cost of Electric Energy	18
5.3) Operating Costs and Expenses	20
5.4) Regulatory Assets and Liabilities	23
5.5) EBITDA	23
5.6) Financial Result	23
5.7) Net Income	24

6) DEBT	25
6.1) Financial Debt (Including Hedge)	25
6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	28
6.3) Net Debt and Leverage	30

7) INVESTMENTS	32

8) DIVIDENDS	33

9) STOCK MARKET	34
9.1) Share Performance	34
9.2) Average Daily Volume	35
9.3) Ratings	35

10) CORPORATE GOVERNANCE	36

11) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2013	37

12) PERFORMANCE OF THE BUSINESS SEGMENTS	38
12.1) Distribution Segment	38
12.1.1) Economic-Financial Performance	38
12.1.2) 3rd Periodic Tariff Review Cycle	43
12.1.3) Tariff Adjustment	44
12.1.4) Extraordinary Tariff Review	45

12.2) Commercialization and Services Segment	45
12.3) Conventional Generation Segment	46
12.3.1) Economic-Financial Performance	46
12.4) CPFL Renováveis	48
12.4.1) Economic-Financial Performance	48
12.4.2) Status of Generation Projects	49
12.4.3) Subsequent Event	51

13) ATTACHMENTS	52
13.1) Statement of Assets – CPFL Energia	52
13.2) Statement of Liabilities – CPFL Energia	53
13.3) Income Statement – CPFL Energia	54
13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)
55
13.5) Cash Flow – CPFL Energia	56
13.6) Income Statement – Segment of Conventional Generation	57
13.7) Income Statement – CPFL Renováveis	58
13.8) Income Statement – Consolidated Distribution Segment	59
13.9) Economic-Financial Performance – Distributors	60
13.10) Sales within the Concession Area by Distributor (in GWh)	62
13.11) Sales to the Captive Market by Distributor (in GWh)	63

1) MESSAGE FROM THE CEO

The second quarter of 2013 was quite atypical for CPFL Energia. It is the first quarter that we are reporting results after all our distributors underwent the 3rd periodic tariff review cycle. Together, they account for more than 60% of Group’s consolidated EBITDA. We were also affected by the result of our commercialization subsidiary CPFL Brasil, due to the reduction in self-dealing bilateral sales, the impact of the negative hydrological scenario and regulatory changes, including PM 579 and CNPE Resolution No. 3, which shrank margins in the segment.

We also had some atypical items which affected our results. The first of them was the adhesion of CPFL Paulista and CPFL Piratininga to the Special Installment Payment Program (PEP) for ICMS tax of the state of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles, as well as the ICMS tax calculation methodology in the city of Santos (São Paulo state) by CPFL Piratininga. In these cases, the disputed amounts, plus fines and interest, reached R$ 231 million. In view of the unfavorable rulings for the companies from the courts in São Paulo, both subsidiaries chose to join the PEP program, incurring an expense of R$ 105.4 million, which represents a reduction of nearly 55% in the disputed amounts. Furthermore, we recorded under Legal and Judicial Expenses and Indemnities, the amount of R$ 230 million, mainly due to changes in the classification of risks arising from civil and labor claims from the Company’s litigations, so that the provisions better reflect Management’s current estimates. This estimate is made after analyses by its external legal counsel and is the result of continuous monitoring and risk control by the Company. Note that the accrual of this provision has no immediate impact on cash.

Nevertheless, we registered important progress in our operations: energy consumption increased 2.6%, led by the residential segment, reflecting real increase in income levels and extremely low unemployment rates. The industrial segment, which accounts for approximately 45% of our energy sales and which had been registering modest growth rates, recorded a surprising 2.7% increase. Total energy sales outside the group increased 7.7%, led by sales of CPFL Renováveis, which increased 63%, driven by the startup of various new projects and acquisitions. CPFL Brasil, our commercialization subsidiary, acquired 18 new clients in the quarter despite the more unfavorable business environment, expanding its portfolio to 280 clients.

Our net financial leverage in 2Q13 was 3.42x, based on the criteria governing our financial contracts. However, we were strongly affected by the abovementioned items, which negatively impacted EBITDA by R$ 277 million.

The strong expansion of CPFL Renováveis also pressured the Company’s consolidated leverage: in 2Q13, CPFL Renováveis reported financial leverage of 7.2x. This debt level reflects the funding for the construction of its greenfield assets and the acquisition of other assets, such as Bons Ventos and Ester. As a result, CPFL Renováveis has in its balance sheet debt for projects that are still non-operational, significantly impacting its net leverage and consolidated of the Group. However, it has a significant volume of projects under construction that will generate operating results in the near future – 328 MW by end 2013 and 254 MW by 2016 – which will substantially contribute to EBITDA growth and consequent financial deleverage. Note also the debt profile of CPFL Renováveis: its average debt term is above 6.8 years and average debt cost is below 7.6% p.a. and hence there is no pressure in the short term.

In addition, we remain focused on our cost cutting initiatives, particularly, Zero-Based Budget. Comparing manageable expenses (PMSO) in the first half, we were able to reduce expenses by more than R$ 90 million, in real terms, in two years. Note than in 2012 alone we reduced more than R$ 100 million in manageable costs compared to 2011.

We are also investing in our Tauron Project (smart grid), which will be a major advance in how we operate our network. We are installing some 25,000 smart meters for large clients, thus increasing system reliability and reducing costs. All this technology involves the installation of automatic switches, an electronic team assignment system, and integration of our collection and billing system - in other words, a series of measures to increase service efficiency and continuity indicators and reduction of costs.

Therefore, despite the results of this quarter, we are expanding business at top gear, particularly at CPFL Renováveis, where assets that will go operational in the short term will substantially contribute to results. Coupled with this, we are continuing our cost cutting initiatives, which brought results in the recent past and will help drive efficiency and productivity, increasing service quality and creating value for our shareholders and other stakeholders.

Wilson Ferreira Jr.

CEO of CPFL Energia

2) MACROECONOMIC CONTEXT

The prospects of a global economic recovery are frustrating market expectations, mainly due to lower expected growth in emerging countries. Recently, IMF reduced its forecasts for global GDP, reflecting the deterioration of expectations in BRIC’s.

For China, 2Q13 data confirm the trend of a slowdown, in line with market expectations, with a GDP growth of 7.5% y-o-y. Recent economic activity data are also not very encouraging, being below prior periods in important indicators such as exports, industrial production and private investment. Thus, growth forecasts for the Chinese economy in 2013 are around 7.5%.

On the other hand, among developed countries, it is worth highlighting the recovery of the U.S. economy, with the fall in unemployment rate and the slight increase in industrial activity, leading to higher confidence. This positive trend, however, combined with the mere possibility of the withdrawal of government incentives to the financial system, led to a greater volatility in international financial markets during 2Q13, also incurring in the Brazilian currency devaluation and capital flight from BM&FBovespa Stock Exchange.

The influence of the external scenario and the troubled political outlook, due to popular riots, affected the performance of the Brazilian economy, in relation to the activity and the level of confidence, especially in the short term. Industrial production, according to IBGE data, is oscillating, with months of good performance interspersed with others of deceleration; for the year, industrial production shows a slight increase (1.9% in the year through June).

The total income, in turn, grows 3% in 2013, lower than the previous years. This indicator has been losing strength, influenced by higher inflation rates, caused mainly by the increase in food prices; however, there is a trend of recovery, given the lower inflation expected for the coming months. Still, labor market remains growing, which can be confirmed by the unemployment rate, kept at historically low levels (average monthly unemployment rate of 5.7% between January and May 2013). The retail sales grow at a slower pace than observed until the beginning of 2013, reaching 3.3% in 1H13, while sales of furniture and household appliances continue to grow at slightly higher rates (3.8% in the year to June).

Thus, even if the economic indicators shows positive results, the external troubled scenario and the mere slowdown in growth has strongly affected confidence of consumers, trade and industry, so that the latest forecasts for the Brazilian GDP growth are indicating lower rates.

*Forecasts.

Still, Brazilian GDP is expected to grow at a rate higher than the observed in 2012. Some factors corroborate this statement: (i) according to Anfavea, in 1H13, the production of vehicles increased by 16.4% and the production of trucks and buses recorded a high of 49.2% and (ii) investment continues to expand, which is evidenced by the expansion of the production of capital goods (13.8% in 1H13), especially with the recovery of construction industry, which accounts for about 45% of Brazilian Gross Fixed Capital Formation (investment) and is the major highlight in 1H13.

Good prospects for the construction industry, with significant multiplier effect on the economy and energy market

Despite the modest economic performance recently observed, some indicators ensure the maintenance of CPFL Energia optimism regarding the prospects of selling energy.

The construction industry has good prospects for 2013 and beyond. Example of this statement is the volume of monthly consultations and disbursements from BNDES to the segment.

Given its characteristics, the positive effects of construction industry have long range on the economic dynamism of a given country or region and hence on energy consumption.

From the point of view of the industry, it is important to note that the construction industry accounts for 22% of industrial GDP, besides composing 45% of the investment (Gross Fixed Capital Formation). This segment has been expanding for several years, with the number of companies operating growing, according to the IBGE, 75% between the years 2007 and 2011. For 2013, it is expected that the construction industry will grow 3.0%, according to Sinduscon-SP projections, driven by factors such as "Minha Casa Minha Vida" Program (which is 75% contracted by now, with expenditure of R$ 178 billion and 2.8 million houses built) and large sporting events.

Regarding retail sales, it is expected more dynamism on employment and income, since the construction industry is recognized as a major employer. According to the Ministry of Labor, the construction industry currently employs 2.8 million people, representing 32.6% of all labor employed in industry. Retail sales activity is also stimulated by "Minha Casa Melhor" Program, which offers loans to mortgagees of "Minha Casa Minha Vida" Program; in this case, it will be R$ 18.7 billion in credit to purchase furniture and household appliances with negative real interest rates (nominal 5% p.a.). Certainly, these factors will contribute in order to reach the expected growth of 5% in retail sales in 2013.1

The expansion of construction industry still has positive effects on the residential segment. We have already being noting, for some time, the expansion above the historical average in the number of new homes built in the concession area of CPFL Energia. For the period 2013-2014, 632 new housing developments are planned in the regions served by CPFL Energia in the state of São Paulo, especially on the regions more distant from major centers (Northwest and Northeast regions of CPFL Paulista, CPFL Santa Cruz and CPFL Jaguariúna) where the growth rates of residential consumption are higher than the average of the state of São Paulo and of the Company, as shown in the graph below.

1 Source: CNC (Confederação Nacional do Comércio).

*Source: Secretaria de Energia de SP
**CPFL Santa Cruz, CPFL Jaguariúna and Northwest and Northeast regions of CPFL Paulista.

In industry, the performance, though timid, is higher than in 2012, featuring the automotive industry

According to IBGE, the Brazilian industrial production fell 2.6% in 2012. For 2013, LCA Consultores forecasts indicate an expansion of 2.3%. Among the most representative sectors in terms of energy consumption in the concession area of CPFL Energia, we should highlight, considering the expected positive performance: machinery and equipment (+10.4%), vehicles (+5.3%), metallurgy (2.9%) and rubber and plastic (2.5%).

Industrial production in Brazil

Source: IBGE / 2013 forecasts: LCA Consultores

Selected segments	% on industrial consumption	Annual variation (%)
		2012	2013 (e)
Food	14%	-1.2	1.3
Chemicals	12%	2.5	0.0
Metallurgy	11%	-4.1	2.9
Rubber and plastic	9%	-1.4	2.5
Vehicles	8%	-13.6	5.3
Textile	7%	-4.2	-2.4
Metal products	6%	-2.3	-0.1
Nonmetallic minerals	6%	-0.8	1.7
Pulp and paper	4%	1.1	-1.6
Machinery and equipment	4%	-3.7	10.4
Total industry		-2.6	2.3

Moreover, the industrial production in SP, in recent remarks, is growing in a higher pace than the national average.

*seasonally adjusted.

It is worth noting, in this context, the evolution of the automobile industry. Considering the energy consumption of a sample of consumers in CPFL Energia concession area, captive and free, that operates in this segment, we observe a cumulative growth of 6.6% through July.

Load of large consumers in automotive sector | MW average

Until 07/31/2013

It is worth recalling here the complexity of the automobile industry, which involves not only the activity of assembling vehicles, but also other relevant segments of the manufacturing industry. Thus, the dynamic in the production and sales of vehicles reaches 25% of the overall industry in different segments of activity, as shown in the diagram below.

Despite the slower pace of economic growth in the recent period, the automobile industry has been increasing its production. According to the latest data from Anfavea, the growth of total vehicle production in the 12 months ended in July 2013 was 12.7%; the inventory of vehicles in automakers, measured in number of days of sales, fell from 39 in June to 35 days in July, signaling the possibility of new resumption in production.

Vehicle production (thousands) – 12 month average

Source: Anfavea

In a nutshell, the performance of industrial sector does not show clear signs of recovery yet. However some relevant industrial activities are presenting significant growth, as the case of the automobile industry. This suggests that the performance of 2013 will exceed 2012, the year in which industrial production recorded a decrease.

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 2Q13, sales within the concession area, achieved by the distribution segment, totaled 14,485 GWh, an increase of 2.6%.

Sales within the Concession Area - GWh
	1Q13	1Q12	Var.	1H13	1H12	Var.
Captive Market	10,091	10,161	-0.7%	20,506	20,381	0.6%
TUSD	4,394	3,954	11.1%	8,471	7,672	10.4%
Total	14,485	14,116	2.6%	28,976	28,054	3.3%

Note: Take into account changes in billing calendar in RGE in 2Q12.

In 2Q13, sales to the captive market totaled 10,091 GWh, a decrease of 0.7%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 4,394 GWh in 2Q13, an increase of 11.1%, reflecting the migration of customers from captive market to the free market.

Sales within the Concession Area - GWh
	1Q13	1Q12	Var.	1H13	1H12	Var.	Part.
Residential	3,747	3,595	4.2%	7,679	7,226	6.3%	25.9%
Industrial	6,427	6,256	2.7%	12,509	12,249	2.1%	44.4%
Commercial	2,276	2,224	2.3%	4,715	4,520	4.3%	15.7%
Others	2,036	2,040	-0.2%	4,073	4,059	0.3%	14.1%
Total	14,485	14,116	2.6%	28,976	28,054	3.3%	100.0%

Note: The tables of sales within the concession area by distributor are attached to this report in item 13.10. Take into account changes in billing calendar in RGE in 2Q12.

Noteworthy in 2Q13, in the concession area:

•          Residential segment (25.9% of sales): up by 4.2%, favored by the good performance of total income observed throughout the year, despite a lower growth rate of labor income, driven by rising inflation in food and smaller increases in real wages. Anyway, the labor market remains growing, which can be confirmed by the unemployment rate, kept at historically low levels.

•          Industrial segment (44.4% of sales): expansion of 2.7%, reflecting the industrial production, still susceptible to the effects of the global economic slowdown and the fall in confidence levels.

•          Commercial segment (15.7% of sales): up by 2.3%. Despite the recent slowdown in income growth rate, sales in retail trade and in furniture and household appliances sector have kept expanding in the year, ratifying the positive results of this segment.

3.1.1) Sales by Class – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	3,747	3,595	4.2%	7,679	7,226	6.3%
Industrial	2,243	2,437	-8.0%	4,447	4,843	-8.2%
Commercial	2,109	2,112	-0.1%	4,392	4,299	2.2%
Others	1,993	2,017	-1.2%	3,988	4,014	-0.6%
Total	10,091	10,161	-0.7%	20,506	20,381	0.6%

Note: The tables with captive market sales by distributor are attached to this report in item 13.11. Take into account changes in billing calendar in RGE in 2Q12.

The decrease in sales to captive market is mainly due to the migration of industrial and commercial customers to the free market, in addition to trends in sales already mentioned in section 3.1 above.

3.1.3) TUSD

TUSD - GWh
	1Q13	1Q12	Var.	1H13	1H12	Var.
Industrial	4,184	3,819	9.6%	8,062	7,406	8.9%
Commercial	167	112	48.4%	324	221	46.4%
Others	44	23	87.5%	85	45	86.2%
Total	4,394	3,954	11.1%	8,471	7,672	10.4%

TUSD by Distributor - GWh
	1Q13	1Q12	Var.	1H13	1H12	Var.
CPFL Paulista	2,107	1,938	8.7%	4,091	3,770	8.5%
CPFL Piratininga	1,663	1,519	9.5%	3,201	2,924	9.4%
RGE	536	428	25.3%	1,005	840	19.6%
CPFL Santa Cruz	11	7	70.0%	22	14	59.1%
CPFL Jaguari	23	16	41.9%	50	40	24.3%
CPFL Mococa	6	3	88.4%	12	5	170.4%
CPFL Leste Paulista	14	12	13.7%	28	24	14.1%
CPFL Sul Paulista	33	31	7.8%	61	54	12.7%
Total	4,394	3,954	11.1%	8,471	7,672	10.4%

3.2) Commercialization and Generation Sales – Excluding Related Parties

Based on pro forma amounts, in which the proportional consolidation of generation assets is reconsidered for management analysis, sales in commercialization and generation segments grew 30.1% to 4,936 GWh in 2Q13.

Commercialization and Generation Sales - GWh - pro forma
	1Q13	1Q12	Var.	1H13	1H12	Var.
Renewable	762	467	63.4%	1,455	914	59.3%
Commercialization and Conventional Generation	4,174	3,329	25.4%	7,897	6,635	19.0%
Total	4,936	3,795	30.1%	9,352	7,549	23.9%

Note: Excludes sales to related parties and in the CCEE. Take into account proportional consolidation of jointly-controlled companies: Foz do Chapecó, Baesa, Enercan and Epasa. Take into account the provision adjustment of +13 GWh in 2Q13 and +8 GWh in 2Q12.

This variation is due to the following factors: (i) increase in sales of CPFL Renováveis mainly due to the start-up of Santa Clara and Bons Ventos wind farms and SHPP Salto Goes; (ii) energy generation of EPASA, dispatched in 2Q13 for energy safety reasons; (iii) increase in sales to free customers in the commercialization segment, due to the increase in the number of customers in portfolio (from 208 in 2Q12 to 280 in 2Q13), reflecting the strategy of national activity in this segment; and (iv) the replacement of intra-group bilateral contracts for sales outside the group.

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2013 and 2012, and December 31, 2012, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	3,941	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,551	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,377	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	194	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	54	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	36	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	79	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	43	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)(1)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal	695 MW	695 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(2)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(2)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(2)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(2)	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 12.4.2	See item 12.4.2	See item 12.4.2

Notes:

(1)       Does not include the 24 MW of installed capacity equivalent to the 9 Small Hydroelectric Power Plants of the distribution companies: Companhia Leste Paulista de Energia (CPFL Leste Paulista), Companhia Sul Paulista de Energia (CPFL Sul Paulista), Companhia Jaguari de Energia (CPFL Jaguari) and Companhia Luz e Força Mococa (CPFL Mococa);

(2)       Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(3)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Direct 100%

Notes:

(1)     Former Chumpitaz Serviços S.A.;

(2)     Former CPFL Bio Anicuns S.A.;

(3)     Former CPFL Bio Itapaci S.A..

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

4.1) Consolidation of CPFL Renováveis Financial Statements

On June 30, 2013, CPFL Energia indirectly held 63.0% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA ( Pro-forma - R$ Thousands)
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Revenues (IFRS)(1)	4,512,097	4,730,398	-4.6%	9,225,456	9,473,590	-2.6%
Gross Revenues (IFRS + Conventional Generation Consolidation)(1)	4,567,035	4,760,908	-4.1%	9,336,151	9,533,714	-2.1%
Gross Revenues (IFRS + Conventional Generation Consolidation + Regulatory Assets & Liabilities)(1)	4,499,792	4,649,122	-3.2%	9,362,315	9,286,437	0.8%
Net Revenues (IFRS)(1)	3,339,144	3,181,426	5.0%	6,795,942	6,304,299	7.8%
Net Revenues (IFRS + Generation Proportional Consolidation)(1)	3,390,830	3,211,708	5.6%	6,899,341	6,363,386	8.4%
Net Revenues (IFRS + Generation Proportional Consolidation)(1)	3,311,058	3,118,881	6.2%	6,915,196	6,160,656	12.2%
Cost of Electric Power	(1,998,289)	(1,882,621)	6.1%	(3,825,429)	(3,548,350)	7.8%
Operating Costs & Expenses	(1,346,147)	(1,034,324)	30.1%	(1,097,069)	(999,936)	9.7%
EBIT	305,593	616,503	-50.4%	1,140,932	1,473,387	-22.6%
EBITDA (IFRS)(2)	515,623	793,038	-35.0%	1,611,647	2,203,420	-26.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)	601,048	920,593	-34.7%	1,726,675	1,995,817	-13.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(3)	626,511	1,046,925	-40.2%	1,605,935	2,100,110	-23.5%
Financial Income (Expense)	(455,693)	(203,944)	123.4%	(637,277)	(417,722)	52.6%
Income Before Taxes	(150,100)	412,559		503,655	1,055,665	-52.3%
Net Income (IFRS)	(134,067)	245,863		271,233	658,471	-58.8%
Net Income (IFRS + Generation Proportional Consolidation)	(134,067)	245,863		271,233	658,471	-58.8%
Net Income (IFRS+ Generation Proportional Consolidation + Regulatory Assets & Liabilities)(4)	(115,724)	326,696		194,666	723,736	-73.1%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(3)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(4)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities.

5.1) Operating Revenue

Gross operating revenue (IFRS + Conventional Generation Proportional Consolidation + Construction Revenue) in 2Q13 reached R$ 4,826 million, representing a reduction of 5.0% (R$ 256 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS + Conventional Generation Proportional Consolidation) would have amounted to 4,567 million, a reduction of 4.1% (R$ 194 million).

The fall in gross operating revenue was mainly caused by the following factors:

•         Average negative tariff adjustment of -16.4% in the distribution companies, for the period between 2Q12 and 2Q13, in the amount of R$ 466 million due to tariff revision and readjustments and PM 579/2012 (converted into 12,783 law in January 2013), in which, ANEEL approved the result of the extraordinary tariff revision (RTE) of 2013, applied to the consumption from January 24, 2013, onwards. In this extraordinary review electricity quotas from generating plants that renewed their concession contracts were incorporated. The total energy coming from these plants was divided into quotas for the distributors. The effects of RGR and CCC extinctions, CDE reduction and reduction of transmission costs were also included;

•         Reduction of 0.7% in the sales volume to the captive market, in the amount of R$ 31 million (market + mix);

•         Gross revenue of free clients’ TUSD reduction of R$ 59 million;

Partially compensated by:

•         Increase of R$ 114 million in Revenue Others;

•         Additional gross revenue from CPFL Renováveis, in the amount of R$ 37 million. Part of these projects sales is made to companies within the Group, being the corresponding revenue eliminated in the CPFL Energia consolidation. The additional revenue of CPFL Renováveis, net of PIS and Cofins taxes and eliminations, was R$ 34 million;

•        Increase in the revenue from the Conventional Generation Segment, in the amount of R$ 46 million;

•        Increase in the revenue from the Commercialization and Services Segment, in the amount of R$ 163 million (R$ 148 million net of taxes);

•        Other effects (R$ 2 million).

Deductions from the gross operating revenue were R$ 1,176 million, representing a decrease of 24.1% (R$ 373 million), due to the decreases:

            (i)        of 7.1% in ICMS tax (R$ 82 million);

           (ii)        of 73.4% in CDE sector charge (R$ 107 million);

          (iii)        of 20.9% in the value related to the R&D and energy efficiency program (R$ 8 million);

         (iv)        in the Global Reversal Reserve - RGR (R$ 28 million); and

          (v)        in CCC sector charge (R$ 161 million).

Partially compensated by Proinfa’s increase of 31.7% (R$ 6 million) and 1.6% in PIS/COFINS taxes (R$ 6 million).

In 2Q13, the subsidiary CPFL Piratininga had a non-recurring expense due to the adhesion to the Special Installment Payment Program (PEP) for ICMS tax of the State of São Paulo. The Company was involved in a process that questioned the ICMS tax calculation methodology for the energy supply in the city of Santos/SP, in a total amount (including principal, fine and interests) of R$ 159 million. In view of the unfavorable rulings from the courts in São Paulo and the opportunity offered by PEP to conclude the lawsuit, which involved fines and interests reductions around 75% and 60%, respectively, Management decided to join the program, reducing the total disputed amount to R$ 73 million. The amount related to principal (R$ 32 million) were recognized under Deductions from Revenues (included in item (i) above), while fines and interests (R$ 41 million) in Financial Expenses.

Net operating revenue (IFRS + Conventional Generation Proportional Consolidation + Construction Revenue) reached R$ 3,650 million in 2Q13, representing an increase of 3.3% (R$ 117 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue (IFRS + Conventional Generation Proportional Consolidation) would have amounted to R$ 3,391 million, an increase of 5.6% (R$ 179 million).

5.2) Cost of Electric Energy

The Decree No 7,945 promoted some changes on energy contracting and on the Energy Development Account (CDE), wich is a sector charge. In relation to contracting of energy, Decree 7945 (i) reduced the minimum term from three years to one, as from the start of the energy supply, for commercialization contracts for electric energy provided by existing ventures and (ii) increased the pass-through of the distributors’  electric energy acquisition costs to the final consumers from one hundred and three to one hundred and five percent of the total amount of electric energy contracted in relation to the distributor’s annual supply load.

The Decree amended the objectives of the CDE, and introduced the pass-through of CDE funds to the distribution concessionaires in relation to the following costs:

            (i)                exposure in the short-term market of the hydroelectric power plants contracted under a system of physical guarantee of electric energy and power quotas, due to inadequate allocation of generation in the scope of the Energy Relocation Mechanism – MRE (Hydrological Risk);

           (ii)               exposure of the distributors in the short-term market, due to insufficient contractual support for the load distributed, in relation to the amount of replacement not recontracted as a result of non-participation in the extension of the electric energy generation concessions (Involuntary exposure);

          (iii)                the additional cost related to activation of thermoelectric plants without respecting the order of merit by decision of the Electrical Sector Monitoring Committee – CMSE (ESS – Energy Security);

         (iv)                and the full or partial amount of the accumulated positive balance in the CVA (compensation mechanism) account, for the system service charge and energy purchased for resale (CVA ESS and Energy).

The cost of electric energy (IFRS + Conventional Generation Proportional Consolidation), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,998 million in 2Q13, representing an increase of 6.1% (R$ 115 million).

•      The cost of electric power purchased for resale in 2Q13 was R$ 1,782 million, representing an increase of 15.8% (R$ 243 million), due to the following effects:

         (i)        Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 233 million), caused by the increases of 2.8% (270 GWh) in the volume of purchased energy; and 14.9% in the average purchase price;

        (ii)       Increase in the cost of short-term energy purchase (R$ 68 million) due to the increase of 150.7% in the average purchase price, partially compensated by decrease of 20.2% (245 GWh) in the quantity of the energy purchased. In part, this increase is cause by the exposure to the Energy Reallocation Mechanism (“MRE”) – Generation Scaling Factor (GSF) - (R$ 3 million) and purchase energy for Alvorada TPP and Coopcana TPP, from CPFL Renováveis, to meet their contractual obligations in the power purchase agreements (R$ 17 million) – Non-recurring;

       (iii)       Increase in the cost of energy from Itaipu (R$ 27 million), mainly due to the 9.1% increase in the average purchase price;

      (iv)       Increase in the PROINFA cost (R$ 4 million), due to the 9.9% increase in the average purchase price, partially offset by the decrease of 3.0% (7 GWh) in the volume of purchased energy.

Partially compensated by:

       (v)       Resources from the CDE in the amount of R$ 63 million, according to the Decree No 7,945;

      (vi)       Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 25 million);

•         Charges for the use of the transmission and distribution system reached R$ 344 million in 2Q13, a 37.0% decrease (R$ 128 million), due to the following factors:

                (i)            Resources from the CDE in the amount of R$ 61 million, according to the Decree No 7,945;

               (ii)            Decrease of 46,3% in the basic network charges (R$ 128 million), mainly due to the decreases of 50.4% (R$ 66 million) in CPFL Paulista, of 44.7% in RGE (R$ 21 million) and 57.9% (R$ 38 million) in CPFL Piratininga due to the MP 579/2012 (converted into Law No 12,783 in January 2013), which caused a reduction in the transmission costs;

          (iii)                Decrease of 62.8% in Itaipu charges (R$ 15 million);

         (iv)                 Decrease of 45.5% in the conection charges (R$ 9 million).

          (v)                 Decrease of 14.4% in the charges of use of the distribution system (R$ 2 million)

      Partially offset by:

            (i)                  Increase of 259.7% in the system service usage charges – ESS (R$ 59 million), mainly due to the increases of R$ 19 million in CPFL Paulista, R$ 9 million in CPFL Piratininga; R$ 9 million in RGE, and R$ 3 million in CPFL Santa Cruz. Moreover, there was a non-recurring effect of R$ 13 million, which R$ 8 million in Conventional Generation segment and R$ 5 million in CPFL Renováveis concerning the Services of the System Charges (ESS) provision intended exclusively to reimburse the thermoelectric generators. According to Resolution #3, from March, 2013, National Energy Policy Committee (CNPE) defined the addition of counter risk mechanisms in the computer models. From 04/01/2013 until the development of the new computer model (predicted for 09/01/2013), 50% of the cost associated to de thermoelectric plants dispatch out of merit order will have to be rationed among all the markets agents, including generators;

           (ii)                 Increase  in the energy reserve charges (R$ 12 million);

          (iii)                Decrease in PIS and Cofins tax credits, generated from the tax charges (R$ 15 million);

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS + Conventional Generation Proportional Consolidation + Construction Cost) were R$ 1,346 million in 2Q13, registering an increase of 30.2% (R$ 312 million), due to the following factors:

•      Reduction of 19.4% (R$ 63 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 259 million in 2Q13, has its counterpart in the “operating revenue”;

•         The Private Pension Fund item, which represented a revenue of R$ 3 million in 2Q12, due to the change in practice and impact of the revision of CPC 33 - Employee benefits, now being adopted as of January 1, 2013, has come to represent an expense of R$ 8 million in 2Q12. In 2Q13, this expense increased to R$ 21 million, resulting in a negative variation of R$ 12 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

•      Depreciation and Amortization, which represented a net increase of 3.0% (R$ 9 million), mainly due to the following factors:

          (i)            Additional of CPFL Renováveis, in the amount of R$ 28 million;

Partially offset by:

         (ii)           Reduction in the Distribution Segment, in the amount of R$ 15 million, mainly due to the following factors:

✓ The recording effect, in the amount of R$ 22 million, of PIS and Cofins tax credits on the depreciation and amortization. These credits were registered in the “depreciation and amortization” expenses line and, in 2Q12, they were registered in the “deductions from the operating revenue” line for better accounting purposes;

✓ Increase of R$ 7 million due to the increase in amortization of the distribution infrastructure intangible due to new investments;

          (iii)                Reduction of 25.9% in the Conventional Generation Segment, in the amount of R$ 21 million, due to  the non-recurring accounting adjustments related to the re-calculation of the UBP and depreciation of the generation plants (R$ 21 million)

•      The PMSO item, that reached R$ 771 million in 2Q13, compared to R$ 400 million in 2Q12, registering an increase of 93.0% (R$ 372 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 2Q12):

         (i)            In 2Q13, there was an impact on Legal and Judicial Expenses and Indemnities in the amount of R$230 million, mainly due to changes in the classification of risks arising from civil and labor claims from the Company’s litigations, so that the provisions better reflect Management’s current estimates. This estimate is made after analyses by its external legal counsel and is the result of continuous monitoring and risk control by the Company. Note that the accrual of this provision has no immediate impact on cash;

        (ii)            Also in 2Q13, CPFL Paulista and CPFL Piratininga had a non-recurring expense due to adhesion to the Installment Special Program (PEP) for ICMS tax of the State of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles. In view of the unfavorable rulings for the companies from the courts in São Paulo and the opportunity offered by PEP to conclude the lawsuit, which involved fines and interests reductions around 75% and 60%, respectively, Management decided to join the program, incurring in an expense of R$ 32 million. The amounts related to principal (R$ 8 million for CPFL Paulista and R$ 7 million for CPFL Piratininga) were recognized under Other Expenses, while fines and interests (R$ 17 million) in Financial Expenses.

       (iii)            Non-recurring  increase related to the assets maintaining in EPASA (R$ 9 million);

      (iv)            Non-recurring  increase related to the physical inventory of assets, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 2Q12 (R$ 7 million);

       (v)            Additional PMSO of CPFL Renováveis (R$ 8 million);

      (vi)            Additional PMSO related to the expansion of the activities of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 7 million);

     (vii)            Additional expenses of materials relating to the purchase of fuel oil by Epasa, due to the dispatch of the thermoelectric facilities (R$ 63 million);

    (viii)            Assets write off in distribution companies (R$ 15 million);

      (ix)            Allowance for doubtful accounts (R$ 4 million).

Disregarding the mentioned effects, the 2Q13 PMSO would be R$ 327 million, compared to R$ 301 million in 2Q12, an increase of 8.9% (R$ 27 million).

MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	2Q13	2Q12	Variation
			R$ MM	%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation)
Personnel	(188.7)	(172.3)	(16.4)	9.5%
Material	(94.5)	(19.5)	(75.0)	384.8%
Outsourced Services	(128.1)	(136.9)	8.8	-6.4%
Other Operating Costs/Expenses	(360.0)	(70.9)	(289.1)	408.0%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation) - (A)	(771.3)	(399.6)	(371.8)	93.0%
Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities	(230.3)	-	(230.3)	-
ICMS (Special ICMS Financing Program)	(14.8)	-	(14.8)	-
Maintaning assets (Epasa)	(9.1)	-	(9.1)	-
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09	-	(6.7)	6.7	-
(=) Total non-recurring effects (B)	(254.2)	(6.7)	(247.5)	-
Other adjustments (that need to be excluded for comparison purposes)
Additional PMSO of CPFL Renováveis	(42.7)	(34.7)	(8.0)	-
PMSO related to the business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect	(42.5)	(35.3)	(7.2)	-
Additional material expenses related to the oil acquisition by Epasa	(64.0)	(1.0)	(63.0)	-
Asset write-off assets (Discos)	(15.1)		(15.1)	-
Allowance for doubtful accounts	(25.5)	(21.3)	(4.2)	-
(=) Total other adjustments (C)	(189.8)	(92.3)	(97.5)	-
Adjusted PMSO
Personnel	(147.1)	(149.7)	2.7	-1.8%
Material	(22.9)	(16.1)	(6.9)	42.7%
Outsourced Services	(100.3)	(90.6)	(9.7)	10.7%
Other Operating Costs/Expenses	(56.9)	(44.1)	(12.8)	29.1%
Total adjusted PMSO (A - B - C)	(327.3)	(300.6)	(26.7)	8.9%

Following the main aspects that explain PMSO variation, after the elimination of the effects mentioned:

    (i)        Expense with Material, that recorded an increase of 42.7% (R$ 7 million), due mainly to the increase of lines and wires maintenance (R$ 3.1 million) in CPFL Paulista;

   (ii)        Services expenses increased 10.7% (10 million) mainly caused by:

✓  RGE (R$ 3 million), mainly for the increase in the following expenses: communication services, call center, car pool and lines and wires transmissions maintenance;

✓  CPFL Paulista (R$ 5 million), mainly for the increase in the following expenses: hardware and software maintenance and lines and wires transmissions maintenance.

  (iii)        Other operational costs/expenses, that recorded an increase of 29.3% (R$ 13 million), mainly due to the increase:

✓     In CPFL Geração (R$ 3 million), mainly related to higher expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) due to the higher volume of generated energy;

Partially offset by:

 (iv)        Personnel expenses, that recorded a decrease of 1.8% (R$ 3 million)

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a receivable of R$ 26 million in 2Q13 and of R$ 126 million in 2Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

5.5) EBITDA

2Q13 EBITDA  (IFRS + Conventional Generation Proportional Consolidation) reached R$ 601 million, registering a decrease of 34.8% (R$ 320 million).

5.6) Financial Result

The 2Q13 net financial expense (IFRS + Conventional Generation Proportional Consolidation) was of R$ 456 million, an increase of 123.4% (R$ 252 million) compared to the net financial expense of R$ 204 million reported in 2Q12.

The items explaining these changes are as follows:

•         Financial Revenues: decrease of R$ 70 million, from R$ 161 million in 2Q12 to R$ 91 million in 2Q13, mainly due to the following factors:

✓     Increase in the income from financial investments (R$ 13 million), due to the higher cash balance;

✓     Increase in the financial revenues others (R$ 10 million).

Partially offset by:

✓     Reduction of Financial Revenue in the Distribution Companies due to the adjustment for distributors’ financial asset  (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) (R$ 63 million) – R$ 31 million non recurring

✓     Reduction in the additions and delay fines, tax credits and monetary update (R$ 15 million);

✓     Reduction in the updates of judicial deposits (R$ 11 million), mainly due to the reduction in the indexes used to update these items;

✓     Reduction of Financial Revenue from CPFL Renováveis, in the amount of R$ 3 million.

•         Financial Expenses: increase of 49.6% (R$ 181 million), from R$ 365 million in 2Q12 to R$ 546 million in 2Q13, mainly due to the following factors:

         (i)        Adjustment for distributors’ financial asset (expense) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) (R$ 100 million) – non-recurring

        (ii)       Non recurring effects (R$ 59 million) due to the adhesion of CPFL Piratininga (R$ 49 million) and CPFL Paulista (R$ 10 million) to the Special Installment Payment Program (PEP) for ICMS tax of the state of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles, as well as the ICMS tax calculation methodology in the city of Santos (São Paulo state) by CPFL Piratininga, as explained in the items Operational Revenues and Operating Costs and Expenses.

       (iii)        Financial expenses from CPFL Renováveis, in the amount of R$ 24 million, mainly due to:

•         The acquisitions of Bons Ventos wind farms (157.5 MW) in June 2012, and the assets of biomass cogeneration of Ester thermoelectric facility (40 MW) in October 2012;

•         The beginning of operations of Bio Ipê and Bio Pedra thermoelectric facilities in May 2012;

•         The beginning of operations of Santa Clara wind farms (188 MW) in July 2012.

•         The beginning of operations Salto Goes SPP (20 MW) and Tanquinho Solar PP (1 MWp) Jin uly 2012.

      (iv)        Increase of debt of charge (R$ 4 million)

Partially offset by:

       (v)        Reduction in Other financial expenses (R$ 5 million)

5.7) Net Income

Net income (IFRS + Conventional Generation Proportional Consolidation) in 2Q13 was - R$ 134 million. This result reflects mainly: (i) the increase in Legal and Judicial Expenses and other contingencies; (ii) the implementation of periodic tariff revisions in the Distribution segment and (iii) the adjustment for distributors’ financial asset (Distribution segment).

6) DEBT

6.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) reached R$ 18,162 million in 2Q13, increase of R$ 4,749 million, or 35.4%, compared to 2Q12. This increase in net debt is mainly a reflection of:

•         the consolidation of 100% of the debt of CPFL Renováveis (principal + charges), which has added around R$ 690 million to the consolidated indebtedness of CPFL Energia. Part of these funds, around R$ 51 million, was assumed through the acquisition of Ester cogeneration assets in the period. The remaining amount, which totaled around R$ 639 million, occurred through funding for the payment of this acquisition, as well as for the construction of several greenfield projects;

•         the increase in indebtedness due to the funding, net of amortizations, in the amount of R$ 3,769 million, in CPFL Energia (Holding) and the other Group companies (conventional generation, distribution and commercialization segments);

•         the increase in the other charges and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 290 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding, net of amortizations, in the amount of R$ 639 million, and debt assumption in the amount of R$ 51 million:

+      Promissory notes issuances by Atlântica Wind Complex (R$ 230 million) and CPFL Renováveis (R$ 150 million);

+      Funding of BNDES financing for CPFL Renováveis, in the amount of R$ 92 million;

+      Funding of BNDES financing for Salto Góes Small Hydroelectric Power Plant, in the amount of R$ 19 million;

+      Funding of BNDES financing for Coopcana and Alvorada Thermoelectric Power Plants, in the amount of R$ 98 million;

+      Funding of BNDES financing for Atlântica Wind Complex, in the amount of R$ 264 million;

+      Funding of BNDES financing for Macacos I Wind Complex (Macacos, Pedra Preta, Costa Branca e Juremas), in the amount of R$ 176 million;

+      Bank note issuance by Campo dos Ventos II Wind Farm, in the amount of R$ 35 million;

-      Amortization of working capital related to Coopcana and Alvorada Thermoelectric Power Plants and Atlântica Wind Complex, in the amount of R$ 79 million;

-      Promissory notes amortization by Atlântica Wind Complex, in the amount of R$ 92 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 54 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source ERSA), in the amount of R$ 49 million;

-      Amortizations for Jantus, in the amount of R$ 38 million, related to BNB financing;

-      Amortizations for Bons Ventos, in the amount of R$ 35 million, of which R$ 21 million are related to BNDES financing, R$ 7 million are related to BNB financing and R$ 7 million are related to NIB (Nordic Investment Bank) financing;

-      Amortization related to the operation with redeemable preferred shares of T-15 Energia (CPFL Renováveis’ controlled company) to the acquisition of Bons Ventos, in the amount of R$ 56 million;

-      Amortization related to the operation with redeemable shares (Alto Irani and Plano Alto Small Hydro Power Plants), in the amount of R$ 22 million;

+      Indebtedness from the acquisition of Ester Thermoelectric Power Plant by CPFL Renováveis, in the amount of R$ 51 million, related to BNDES financing.

•         Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 2,250 million:

+      Debentures issuances by CPFL Paulista (6th Issue of R$ 660 million and 7th Issue of R$ 505 million), CPFL Piratininga (6th Issue of R$ 110 million and 7th Issue of R$ 235 million) and RGE (6th Issue of R$ 500 million and 7th Issue of R$ 170 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 49 million), CPFL Piratininga (R$ 64 million), RGE (R$ 299 million), CPFL Santa Cruz (R$ 40 million), CPFL Leste Paulista (R$ 25 million), CPFL Sul Paulista (R$ 43 million), CPFL Jaguari (R$ 44 million) and CPFL Mococa (R$ 11 million);

+      Funding of working capital by CPFL Leste Paulista (R$ 2 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 374 million;

-      Amortizations of the principal of RGE (3rd Issue of R$ 127 million) and CPFL Paulista’s debentures (3rd Issue of R$ 427 million);

-      Amortizations of financing for CPFL Paulista (R$ 124 million), CPFL Piratininga (R$ 14 million), RGE (R$ 123 million), CPFL Santa Cruz (R$ 11 million), CPFL Leste Paulista (R$ 18 million), CPFL Sul Paulista (R$ 10 million), CPFL Jaguari (R$ 4 million) and CPFL Mococa (R$ 6 million);

-      Other amortizations, net of funding, in the amount of R$ 17 million.

•         CPFL Geração and CERAN: funding, net of amortizations, totaling R$ 1,455 million:

+      Debentures issuance by CPFL Geração (5th Issue of R$ 1,092 million), due to corporate restructuring in CPFL Geração and CPFL Brasil;

+      Promissory notes issuance by CPFL Geração (R$ 460 million);

-      Amortizations of BNDES financing for CPFL Geração (R$ 42 million) and CERAN (R$ 55 million).

•         CPFL Brasil and CPFL Serviços: amortizations, net of funding, totaling R$ 1,076 million:

+      Funding of working capital by CPFL Serviços (R$ 8 million);

+      Funding of BNDES financing for CPFL Serviços (R$ 20 million) and CPFL Brasil (R$ 1 million);

-      Amortization of the principal of CPFL Brasil’s debentures (2nd Issue of R$ 1,092 million), due to corporate restructuring in CPFL Brasil and CPFL Geração;

-      Amortizations of BNDES financing for CPFL Brasil (R$ 11 million);

-      Other amortizations, net of funding, in the amount of R$ 2 million.

•         CPFL Energia (Holding): funding, net of amortizations, totaling R$ 1,140 million:

+      Debentures issuance by CPFL Energia (4th Issue of R$ 1,290 million);

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 150 million).

CPFL Energia adopts a pre-funding strategy, anticipating funding for maturing debt within 18 to 24 months. The latest funding for this purpose were conducted in February 2013 through the issuance of debentures, in the total amount of R$ 910 million. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 2.4 percentage point, to 8.0% p.a.. Regarding its debt profile, considering the proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA, the average term of debt is of 4.0 years.

Financial Debt - 2Q13 - IFRS (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	9	-	2,969	-	2,978	-	2,978
BNDES - Investment	16,901	-	1,001,734	3,777,942	1,018,635	3,777,942	4,796,577
BNDES - Income Assets	45	-	1,875	6,349	1,920	6,349	8,269
BNDES - Working Capital	24	-	6,895	-	6,919	-	6,919
Financial Institutions	99,715	44,681	1,155,813	1,243,172	1,255,528	1,287,853	2,543,381
Others	791	-	11,786	21,492	12,577	21,492	34,069
Subtotal	117,485	44,681	2,181,072	5,048,955	2,298,557	5,093,636	7,392,193

Foreign Currency
Financial Institutions	24,158	-	229,385	2,625,286	253,543	2,625,286	2,878,829
Subtotal	24,158	-	229,385	2,625,286	253,543	2,625,286	2,878,829

Debentures
CPFL Energia	17,224	-	150,000	1,437,174	167,224	1,437,174	1,604,398
CPFL Paulista	43,600	-	-	1,644,200	43,600	1,644,200	1,687,799
CPFL Piratininga	17,321	-	-	762,813	17,321	762,813	780,134
RGE	27,509	-	126,667	737,609	154,176	737,609	891,785
CPFL Santa Cruz	320	-	-	64,776	320	64,776	65,096
CPFL Brasil	1,522	-	-	227,412	1,522	227,412	228,934
CPFL Geração	16,802	-	-	2,029,990	16,802	2,029,990	2,046,792
CPFL Renováveis	29,085	-	34,013	1,061,915	63,098	1,061,915	1,125,014
Subtotal	153,383	-	310,680	7,965,889	464,063	7,965,889	8,429,952

Financial Debt	295,026	44,681	2,721,137	15,640,130	3,016,163	15,684,811	18,700,974

Hedge	-	-	-	-	(845)	(537,890)	(538,735)

Financial Debt Including Hedge	-	-	-	-	3,015,318	15,146,921	18,162,239
Percentage on total (%)	-	-	-	-	16.6%	83.4%	100%

Of the total indebtedness of R$ 18,162 million in 2Q13, R$ 15,146 million (83.4%) are considered long term and R$ 3,016 million (16.6%) are considered short term. In 2Q12, of the total of R$ 13,413 million, R$ 11,584 million (86.4%) are considered long term and R$ 1,829 million (13.6%) are considered short term.

The cash position at the end of 2Q13 has coverage ratio of 2.0x the amortizations of the next 12 months, enough to honor all amortization commitments until early 2015.

6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 18,550 million in 2Q13, growth of 35.2%. The nominal average cost of debt fell from 10.4% p.a. in 2Q12 to 8.0% p.a. in 2Q13, due to the decrease in the CDI interbank rate (from 10.7% to 7.2%). (accrued rates in the last 12 months)

Note: PSI – Investment Support Program.

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the portion tied to the CDI-pegged portion (from 66.9%, in 2Q12, to 69.9%, in 2Q13) and prefixed-PSI (from 5.0%, in 2Q12, to 6.1%, in 2Q13), and a decrease in the BNDES-TJLP-indexed portion (from 25.1%, in 2Q12, to 21.2%, in 2Q13) and in the portion tied to the IGP-M/IGP-DI (from 2.9%, in 2Q12, to 2.5%, in 2Q13).

The foreign-currency debt would have come to 15.4% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.2% (all of this possesses a natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

6.3) Net Debt and Leverage

IFRS - R$ Thousands	2Q13	2Q12	Var.
Financial Debt (including hedge)	(18,162,239)	(13,413,488)	35.4%
(+) Available Funds	5,419,584	1,958,321	176.7%
(=) Net Debt	(12,742,655)	(11,455,167)	11.2%

Pro forma (*) - R$ Thousands	2Q13	2Q12	Var.
Financial Debt (including hedge)	(19,735,778)	(15,149,344)	30.3%
(+) Available Funds	5,474,916	2,014,281	171.8%
(=) Net Debt	(14,260,862)	(13,135,064)	8.6%

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 2Q13, net debt totaled R$ 12,743 million, an upturn of 11.2% or R$ 1,287 million, compared to net debt position at the end of 2Q12 in the amount of R$ 11,455 million. This increase is explained on the following factors:

•         Increase of R$ 4,749 million in the gross indebtedness, as described in the item 6.1;

•         Increase of R$ 3,461 million in the balance of the cash, from R$ 1,958 million in 2Q12 to R$ 5,420 million in 2Q13, mainly explained by:

          (i)        Cash generation of operating activities in the period: +R$ 2,535 million;

         (ii)        Payment of the acquisitions (Ester): -R$ 139 million;

        (iii)        Investments in the period: -R$ 2,223 million;

        (iv)        Net funding in the period: +R$ 4,403 million;

         (v)        Payment of dividends: -R$ 1,117 million;

        (vi)        Other movements: +R$ 2 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects, as Ester. As a result, adjusted net debt totaled R$ 12,572 million and adjusted EBITDA reached R$ 3,676 million, and the adjusted Net Debt / adjusted EBITDA at the end of 2Q13 reached 3.42x (still under review by the independent auditors on the date of this report). It is noteworthy that this leverage was heavily impacted by the fines and provisions recorded this quarter, in the amount of R$ 277 million, on our EBITDA. Considering the net debt without adjustment and the IFRS reported EBITDA accumulated in the last 12 months until the end of 2Q13 in the amount of R$ 3,590 million, the Company would report a net leverage of 3.55x.

7) INVESTMENTS

In 2Q13, R$ 498 million were invested in business maintenance and expansion, of which R$ 211 million in distribution, R$ 274 million in generation (R$ 271 million of CPFL Renováveis) and R$ 13 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 1,030 million in 1H13, of which R$ 444 million in distribution, R$ 571 million in generation (R$ 565 million of CPFL Renováveis) and R$ 15 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)      Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)      Generation: chiefly focused on Alvorada and Coopcana Thermoelectric Power Plants, Campo dos Ventos II Wind Farm and Macacos I, Atlântica, Campo dos Ventos and São Benedito Wind Complexes, ongoing construction projects.

Note: (*) Considers 100% of CPFL Renováveis and CERAN and the proportional stake in the other generation projects.

8) DIVIDENDS

CPFL Energia has announced an intermediate dividend distribution, for 1H13, in the amount of R$ 363 million, equivalent to R$ 0.377282126 per share.

Shareholders owning shares on August 22, 2013 will be entitled to receive these dividends. Shares will be traded ex-dividend on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) and New York Stock Exchange (NYSE) as of August 23, 2013.

CPFL Energia's Dividend Yield
	1H11	2H11	1H12	2H12	1H13
Dividend Yield - last 12 months (1)	6.0%	7.1%	6.1%	4.6%	3.9%

Note: (1) Based on the average of the closing quotations in each half year period.

The 1H13 dividend yield, calculated on the average of the closing quotations in the period (R$ 21.11 per share) is 1.8% (3.9% in the last 12 months).

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 95% since its IPO, respecting the constitution of the legal reserve of 5%.

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.5%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 20.71 per share and US$ 18.29 per ADR, respectively (closing price in 06/30/2013).

In 1H13, the shares depreciated 1.0% on the BM&FBOVESPA and 10.8% on the NYSE.

In the last 12 months, the shares depreciated 14.3% on the BM&FBOVESPA and 23.0% on the NYSE.

9.2) Average Daily Volume

The daily trading volume in 1H13 averaged R$ 39.4 million, of which R$ 22.5 million on the BM&FBOVESPA and R$ 16.9 million on the NYSE, 7.7% down on 2012. The number of trades on the BM&FBOVESPA increased by 36.9%, rising from a daily average of 3,081, in 2012, to 4,217, in 1H13.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

9.3) Ratings

In May 2013, Standard & Poor's issued a report reaffirming its credit ratings for CPFL Energia. Therefore, the Company maintains the AA+ rating on the national scale, with stable perpective.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2011	2012	2Q13
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable	Stable

Note: Close-of-period positions.

10) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ir.

11) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2013

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

CAMARGO CORRÊA
24.4%2
PREVI
30.0%
Fundação CESP
PETROS
Sistel
SABESPREV
15.1%3
1
Free Float
30.5%
CPFL ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE
100% cpfl santa cruz
100% cpfl leste paulista
100% cpfl jaguari
100% cpfl sul paulista
100% cpfl mococa
COMMERCIALIZATION
100% cpfl brasil
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
SERVICES
100% cpfl serviços
100% cpfl atende
100% CPFL TOTAL
100% Nect Serviços
GENERATION
100% cpfl geração
65% Ceran
25.01% BAESA
48.72% Enercan
52.75% Epasa 4
51% Foz do Chapecó
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
RENEWABLES
63.0%5
CPFL RENOVÁVEIS

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0.2% stake of Petros and Sistel pension funds;

(4) Termoparaíba and Termonordeste Thermoelectric Facilities;

(5) CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração.

12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operational Revenues (IFRS)(1)	3,696,551	4,138,322	-10.7%	7,527,146	8,303,182	-9.3%
Gross Operational Revenues (IFRS + Regulatory Assets & Liabilities)(1)	3,629,307	4,026,537	-9.9%	7,553,310	8,055,905	-6.2%
Net Revenues (IFRS)(1)	2,601,928	2,648,158	-1.7%	5,259,238	5,247,581	0.2%
Net Revenues (IFRS + Regulatory Assets & Liabilities)(1)	2,522,156	2,555,331	-1.3%	5,275,093	5,044,851	4.6%
Cost of Electric Power	(1,769,836)	(1,848,888)	-4.3%	(3,275,810)	(3,500,454)	-6.4%
Operating Costs & Expenses	(972,960)	(774,800)	25.6%	(1,758,184)	(1,442,931)	21.8%
EBIT	118,330	346,211	-65.8%	743,070	895,247	-17.0%
EBITDA (IFRS)(2)	228,515	470,706	-51.5%	962,047	1,090,489	-11.8%
EBITDA (IFRS + Regulatory Assets & Liabilities)(3)	254,318	596,947	-57.4%	841,307	1,194,783	-29.6%
Financial Income (Expense)	(279,466)	(31,138)	797.5%	(297,841)	(93,593)	218.2%
Income Before Taxes	(161,137)	315,073		445,229	801,654	-44.5%
Net Income (IFRS)	(100,794)	220,511		297,133	539,462	-44.9%
Net Income (IFRS + Regulatory Assets & Liabilities)(4)	(82,110)	301,344		220,566	604,728	-63.5%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(3)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(4)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities;

(5)    The distributors’ financial performance tables are attached to this report in item 13.9.

Operating Revenue

Gross operating revenue (IFRS + Construction Revenue) in 2Q13 reached R$ 3,956 million, representing a reduction of 11.3% (R$ 504 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 3,696 million, a reduction of 10.7% (R$ 442 million).

The downturn in gross operating revenue was mainly caused by the following factors:

•        Negative average tariff adjustment of -16.4% in the distribution companies, for the period between 2Q12 and 2Q13, in the amount of R$ 466 million due to the tariff reviews and readjustments and the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which ANEEL approved the result of the extraordinary tariff review ("RTE") of 2013, applied to the consumption as of January 24, 2013. The electric energy quotas of the generating plants that renewed their concession contracts were incorporated in this extraordinary review. The total of energy coming from these plants was divided into quotas for the distributors. The effects of extinctions of RGR and CCC, and the reductions of CDE and transmission costs were also computed;

•        Reduction of 0.7% in the sales volume to the captive market, in the amount of R$ 31 million (market + mix);

•        Reduction of R$ 59 million in the gross revenue of TUSD from free customers;

Partially offset by:

•          Increase of R$ 114 million in Other Revenues.

Deductions from the gross operating revenue were R$ 1,095 million, representing a reduction of 26.5% (R$ 396 million), due to the following reductions:

            (i)        of 100.0% in the CCC sector charge (R$ 161 million);

           (ii)        of 73.4% in the CDE sector charge (R$ 107 million);

          (iii)        of 5.1% in PIS and COFINS taxes (R$ 17 million);

         (iv)        of 10.5% in ICMS tax (R$ 81 million);

          (v)        of 24.6% (R$ 8 million) in the R&D and energy efficiency program; and

         (vi)        of R$ 26 million in the global reversal reserve - RGR.

        (vii)        Others (R$ 2 million).

These reductions were partially offset by the increase of 31.7% in Proinfa (R$ 6 million).

In 2Q13, the subsidiary CPFL Piratininga had a non-recurring expense due to the adhesion to the Special Installment Payment Program (PEP) for ICMS tax of the State of São Paulo. The Company was involved in a process that questioned the ICMS tax calculation methodology for the energy supply in the city of Santos/SP, in a total amount (including principal, fine and interests) of R$ 159 million. In view of the unfavorable rulings from the courts in São Paulo and the opportunity offered by PEP to conclude the lawsuit, which involved fines and interests reductions around 75% and 60%, respectively, Management decided to join the program, reducing the total disputed amount to R$ 73 million. The amount related to principal (R$ 32 million) were recognized under Deductions from Revenues (included in item (i) above), while fines and interests (R$ 41 million) in Financial Expenses.

Net operating revenue (IFRS + Construction Revenue) reached R$ 2,861 million in 2Q13, representing a reduction of 3.7% (R$ 109 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,602 million, a reduction of 1.7% (R$ 46 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,770 million in 2Q13, representing a reduction of 4.3% (R$ 79 million):

•         The cost of electric power purchased for resale in 2Q13 was R$ 1,596 million, representing an increase of 4.8% (R$ 73 million), due to the following effects:

          (i)                Increase of 125.3% in the cost of energy purchased in the short term (R$ 71 million), due to the increase of 206.0% in the volume of purchased energy (145 GWh), partially offset by the reduction of 26.4% in the average purchase price;

         (ii)                Increase of 3.3% in the cost of energy purchased in the regulated environment (R$ 42 million), caused by the increase of 7.7% in the average purchase price, partially offset by the reduction of 4.1% (354 GWh) in the volume of purchased energy;

        (iii)                Increase of 9.5% in the cost of energy from Itaipu (R$ 27 million), mainly due to the 9.5% increase in the average purchase price;

        (iv)              Increase of 6.7% in the PROINFA cost (R$ 4 million), due to the 7.7% increase in the average purchase price, partially offset by the decrease of 3.0% (7 GWh) in the volume of purchased energy;

Partially offset by:

         (v)                Resources from the CDE in the amount of R$ 64 million, according to the Decree No. 7,945;

        (vi)                 Increase in PIS and COFINS tax credits, generated from the energy purchase (R$ 7 million).

•      Charges for the use of the transmission and distribution system reached R$ 174 million in 2Q13, a 46.6% reduction (R$ 152 million), due to the following factors:

            (i)                Resources from the CDE in the amount of R$ 61 million, according to the Decree No. 7,945;

           (ii)               Reduction of 51.7% in the basic network charges (R$ 136 million), mainly due to the reductions of 50.4% (R$ 66 million) in CPFL Paulista, of 44.7% in RGE (R$ 21 million) and of 57.9% (R$ 38 million) in CPFL Piratininga, due to the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which there was a reduction of transmission costs;

          (iii)               Reduction of 62.8% in Itaipu charges (R$ 15 million);

         (iv)               Reduction of 45.7% in the connections charges (R$ 9 million);

          (v)               Reduction of 45.9% in the charges for the use of the distribution system (R$ 3 million);

Partially offset by:

            (i)                 Increase of 194.4% in the system service usage charges – ESS (R$ 44 million), mainly due to the increases of R$ 19 million in CPFL Paulista, R$ 9 million in CPFL Piratininga and of R$ 9 million in RGE;

           (ii)               Increase of 52.2% in the energy reserve charges (R$ 12 million);

          (iii)              Reduction in PIS and Cofins tax credits, generated from the charges (R$ 16 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 973 million in 2Q13, registering an increase of 25.6% (R$ 198 million), due to the following factors:

•         Reduction of 19.4% (R$ 63 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 259 million in 2Q13, has its counterpart in the “operating revenue”;

•         The Private Pension Fund item, which represented a revenue of R$ 2 million in 2Q12, due to the change in practice and impact of the revision of CPC 33 - Employee benefits, now being adopted as of January 1, 2013, has come to represent an expense of R$ 9 million in 2Q12. In 2Q13, this expense increased to R$ 20 million, resulting in a negative variation of R$ 11 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

•         Depreciation and Amortization, which represented a net reduction of 11.9% (R$ 15 million), mainly due to the following factors:

            (i)               The recording effect, in the amount of R$ 22 million, of PIS and COFINS tax credits on the depreciation and amortization. As of 2Q12, these credits, which were registered in the “depreciation and amortization” expenses line, were registered in the “deductions from the operating revenue” line, for better accounting purposes;

           (ii)                 Increase of R$ 7 million due to the increase in amortization of the distribution infrastructure intangible due to new investments;

•         The PMSO item, that reached R$ 583 million in 2Q13, compared to R$ 319 million in 2Q12, registering an increase of 83,0% (R$ 264 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 2Q12):

            (i)                In 2Q13, there was an impact on Legal and Judicial Expenses and Indemnities, the amount of R$229 million, mainly due to changes in the classification of risks arising from civil and labor claims from the Company’s litigations, so that the provisions better reflect Management’s current estimates. This estimate is made after analyses by its external legal counsel and is the result of continuous monitoring and risk control by the Company. Note that the accrual of this provision has no immediate impact on cash;

           (ii)            In 2Q13, CPFL Paulista and CPFL Piratininga had a non-recurring expense due to adhesion to the Installment Special Program (PEP) for ICMS tax of the State of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles. In view of the unfavorable rulings for the companies from the courts in São Paulo and the opportunity offered by PEP to conclude the lawsuit, which involved fines and interests reductions around 75% and 60%, respectively, Management decided to join the program, incurring in an expense of R$ 32 million. The amounts related to principal (R$ 8 million for CPFL Paulista and R$ 7 million for CPFL Piratininga) were recognized under Other Expenses, while fines and interests (R$ 17 million) in Financial Expenses.

          (iii)               Non-recurring  increase related to the physical inventory of assets, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 2Q12 (R$ 7 million);

         (iv)                Disposal of assets in the Distributors (R$ 15 million);

          (v)                Allowance for Doubtful Accounts (PDD) (R$ 4 million).

Excluding these effects, PMSO for 2Q13 would have totaled R$ 299 million, compared to R$ 291 million in 2Q12, an increase of 2.9% (R$ 8 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

            (i)                 Out-sourced services expenses, which registered an increase of 6.7% (R$ 7 million) mainly due to the reduction in the expenses on maintenance in substations:

✓      In RGE (R$ 3 million), mainly due to the increase in the expenses with communication services, call center, car fleet and lines and grids maintenance;

✓      In CPFL Paulista (R$ 5 million), mainly due to the increase in the expenses with hardware and software maintenance and lines and grids maintenances and conservation;

           (ii)                 Materials expenses, which reported an increase of 26.0% (R$ 4 million), mainly due to the increase in lines and grids maintenance in CPFL Paulista (R$ 3 million);

          (iii)                Other operating costs/expenses, which registered an increase of 8.7% (R$ 3 million),;

Partially offset by:

         (iv)                 Personnel expenses, which reported a net reduction of 4.8% (R$ 6 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a net receivable of R$ 26 million in 2Q13 and of R$ 126 million in 2Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

EBITDA (IFRS) reached R$ 228 million in 2Q13, registering a reduction of 51.4% (R$ 242 million).

Financial Result

The 2Q13 net financial expense was R$ 279 million, compared to the net financial expense of R$ 66 million in 2Q12 (R$ 214 million).

The items explaining these changes are as follows:

  (i)       Financial Revenues: reduction of 26.7% (R$ 25 million), from R$ 95 million in 2Q12 to R$ 70 million in 2Q13, mainly due to the following factors:

✓       Reduction in the Financial Revenue in the Distribution Companies due to the adjustment for distibutors’ financial asset (R$ 29 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

✓       Reduction in the accruals and delinquent fines (R$ 7 million);

✓       Reduction in the judicial deposits update (R$ 5 million);

✓       Reduction in the monetary and foreign exchange update (R$ 7 million);

Partially offset by:

✓       Increase in the income from financial investments (R$ 17 million) due to the higher cash balance;

✓       Increase in the Other Financial Revenues (R$ 6 million).

 (ii)       Financial Expenses: increase of R$ 188 million, from R$ 161 million in 2Q12 to R$ 349 million in 2Q13, mainly due to the following factors:

✓        Increase in the Financial Expense in the Distribution Companies due to the adjustment for distributors’ financial asset (R$ 100 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

✓      Increase in the debt charges and in the monetary and foreign exchange update (R$ 28 million);

✓      Non recurring effects (R$ 59 million) due to the adhesion of CPFL Piratininga (R$ 49 million) and CPFL Paulista (R$ 10 million) to the Special Installment Payment Program (PEP) for ICMS tax of the state of São Paulo. Both disputed the taxes levied on the acquisition of fuel and lubricants for operational vehicles, as well as the ICMS tax calculation methodology in the city of Santos (São Paulo state) by CPFL Piratininga, as explained in the items Operational Revenues and Operating Costs and Expenses.

Net Income

Net loss (IFRS) in 2Q13 was R$ 101 million.

12.1.2) 3rd Periodic Tariff Review Cycle

Tariff Reviews
Distribution Company	Period	Date of Tariff Review
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution No. 1,223 of October 18, 2011;

(2) Dates postponed by Aneel, through the Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing PH040, for the definition of the methodology to be used in the 3rd Tariff Review Cycle.

Aneel Ratifying Resolution No. 1,364 of October 2, 2012 repositioned electric energy tariffs of CPFL Piratininga by -5.43%, being -4.45% related to the Tariff Repositioning and -0.98% as financial components outside the Tariff Repositioning, corresponding to an average effect of           -6.78% on consumer billings. The new tariffs came into force on October 23, 2012, with the new tariff adjustment, as mentioned in the item “12.1.3”.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to the late approval of the methodologies for the 3rd Tariff Review Cycle, and through Normative Resolution No. 471, Aneel has provided an extension of the current tariffs to concessionaires that would be subject to tariff review, and established that the resulting effects from tariff review should be applied to tariffs from the date of the next tariff adjustment (February 2013 to these distributors), including retroactive effects. In the case of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012, granted the extension of tariffs then prevailing.

On December 11, 2012, Aneel repositioned electric energy tariffs of these distribution companies, as shown in the table below:

Periodic Tariff Review (RTP)	CPFL Jaguari	CPFL Leste Paulista	CPFL Mococa	CPFL Santa Cruz	CPFL Sul Paulista
	RR 1393/2012	RR 1394/2012	RR 1392/2012	RR 1391/2012	RR 1390/2012
Tariff repositioning	-7.15%	-2.20%	7.20%	4.36%	-4.41%
Financial components	0.05%	2.28%	1.80%	3.74%	0.69%
Average effect	-7.10%	0.08%	9.00%	8.10%	-3.72%
Effect on consumer billings	-7.33%	-1.25%	6.34%	-4.66%	-5.02%

CPFL Paulista

Aneel Ratifying Resolution No. 1,504 of April 4, 2013 readjusted electric energy tariffs of CPFL Paulista by 5.48%, being 4.53% related to the Tariff Readjustment and 0.95% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.18% on consumer billings. The new tariffs came into force on April 8, 2013.

RGE

Aneel Ratifying Resolution No. 1,535 of June18, 2013 readjusted electric energy tariffs of RGE by  -10.32%, being -10.66% related to the Tariff Readjustment and 0.34% as financial components outside the Tariff Readjustment, corresponding to an average effect of -10.64% on consumer billings. The new tariffs came into force on June 19, 2013.

12.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Piratininga

Aneel Ratifying Resolution No. 1,369 of October 16, 2012 readjusted electric energy tariffs of CPFL Piratininga by 8.79%, being 7.71% related to the Tariff Readjustment and 1.08% as financial components outside the Tariff Readjustment, corresponding to an average effect of 5.50% on consumer billings. This Tariff Readjustment is the sum of the Annual Tariff Adjustment with the Tariff Repositioning mentioned in the item “12.1.2”, besides considering the devolution of the frozen rate (1/3). The new tariffs came into force on October 23, 2012.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On January 29, 2013, Aneel published in the Federal Official Gazette, the 2013 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below.

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,474	1,484	1,475	1,479	1,476
Economic Adjustment	-1.83%	6.98%	10.76%	7.96%	12.15%
Financial components	8.83%	-4.71%	-8.06%	-1.47%	-2.82%
Tariff adjustment	7.00%	2.27%	2.71%	6.48%	9.32%
Average effect	5.10%	2.21%	2.68%	3.36%	-0.94%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "12.1.4." The new tariffs came into force on February 3, 2013.

12.1.4) Extraordinary Tariff Review

As established by Law No. 12,783/2013, all distribution companies have adopted new electric energy tariffs from January 24, 2013, in order to comprise the effects promoted by the renewal of concessions for generation and transmission assets and the reduction of sector charges over energy prices.

The extraordinary tariff reviews are stated per distributor in the following table:

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Economic Adjustment	-12.0%	-15.3%	-7.6%	-18.4%	-25.4%	-17.2%	-6.8%	-11.3%
Financial components	0.7%	-0.5%	1.8%	0.0%	0.1%	2.3%	3.7%	1.1%
Tariff adjustment	-11.4%	-15.8%	-5.8%	-18.4%	-25.4%	-14.9%	-3.1%	-10.2%
Average effect	-22.8%	-20.4%	-24.4%	-23.8%	-25.3%	-26.4%	-23.7%	-26.7%

12.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	605,927	523,668	15.7%	1,245,115	994,375	25.2%
Net Operating Revenues	536,770	460,925	16.5%	1,102,749	876,179	25.9%
EBITDA (IFRS)(1)	(4,770)	47,770		16,749	137,736	-87.8%
NET INCOME (IFRS)	(1,548)	14,604		13,318	55,440	-76.0%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Operating Revenue

In 2Q13, gross operating revenue reached R$ 606 million, representing an increase of 15.7% (R$ 82 million), while net operating revenue moved up by 16.5% (R$ 76 million) to R$ 537 million.

EBITDA

In 2Q13, EBITDA recorded a loss of R$ 5 million, a decrease of R$ 53 million.

Net Income

In 2Q13, net loss amounted to R$ 2 million, down by 111% (R$ 16 million).

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	489,295	388,652	25.9%	947,233	774,322	22.3%
Net Operating Revenues	454,368	364,412	24.7%	879,604	725,616	21.2%
Cost of Electric Power	(58,867)	(23,727)	148.1%	(181,640)	(55,548)	227.0%
Operating Costs & Expenses	(174,056)	(113,120)	53.9%	(303,871)	(212,618)	42.9%
EBIT	221,445	227,565	-2.7%	394,093	457,450	-13.9%
EBITDA (IFRS)(1)	284,549	311,600	-8.7%	519,671	606,580	-14.3%
Financial Income (Expense)	(107,977)	(100,883)	7.0%	(209,179)	(204,324)	2.4%
Income Before Taxes	113,468	126,683	-10.4%	184,913	253,126	-26.9%
Net Income (IFRS)	84,875	88,437	-4.0%	131,592	172,422	-23.7%

Notes:

(1)    EBITDA (IFRS + Generation Proportional Consolidation) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination;

Operating Revenue

In 2Q13, gross operating revenue reached R$ 489 million, representing an increase of 25.9% (R$ 101 million), while net operating revenue moved up by 24.7% (R$ 90 million) to R$ 454 million.

The variation in the net operating revenue is mainly due to the following factors:

       (i)             Increase in the revenue from EPASA, in the amount of R$ 62 million, due to the following:

✓     Thermal dispatch determined by ONS (R$ 55 million);

✓     Financial settlement based on spot prices (PLD) related to the purchase of energy to cover contractual obligations (R$ 7 million).

      (ii)            Increase in the revenue in the amount of R$ 39 million, due to tariff adjustment in the power plants’ bilateral contracts.

   (iii)             Lower secondary energy settlement in comparison to 2Q12 in the amount of R$ 5 million in Baesa, Enercan, Ceran and Foz do Chapecó.

Partially compensated by:

   (iv)            Others (R$ 6 million).

Cost of Electric Power

In 2Q13, the cost of electric power increased 148.1% (R$ 35 million) to R$ 59 million, due to the following factors:

       (i)             Non-recurring  increase of R$ 3 million in 2Q13 in the cost of electric power purchased for resale due to a lower power generation inside the MRE (GSF);

      (ii)             Increase in the purchased energy cost from 2Q12 to 2Q13 in Epasa in the amount of R$ 11 million, due to the following factors:

✓     Spot energy purchases to meet contractual obligations (R$ 7 million);

✓     Revesion of TUST provision in 2Q12 for Aneel deliberation, increasing the variation compared to 2Q13 in R$ 6 million.

     (iii)             Non-recurring  increase of R$ 8 million in the ESS tarif provision (Energy Insurance) due to the split among the purchased energy market operators in the thermoelectric dispatch out of merit order by CMSE (Eletric Sector Monitoring Committee): CNPE Resolution 03/2013.

    (iv)             Additional R$ 5 million in the Paulista Lajeado energy purchase for the fulfillment of the contract realized in the beginning of 2013 in a Public Call Auction.

     (v)             Others (R$ 8 million).

Operating Costs and Expenses

The operating costs and expenses reached R$ 174 million in 2Q13, compared to R$ 113 million in 2Q12, an increase of 53.9% (R$ 61 million), mainly due to the following factors:

  (i)   The PMSO item reached R$ 111 million, an increase of R$ 81 million, mainly due to the following factors (that need to be excluded for comparison purposes with 2Q12):

✓     Additional expenses of material relating to the purchase of fuel oil by EPASA, due to the dispatch of the thermoelectric facilities (R$ 64 million);

✓     Non-recurring  increase in asset maintenance (R$ 9 million).

Disregarding these effects, PMSO for 2Q13 would have totaled R$ 38 million, compared to R$ 29 million in 2Q12, an increase of 29.7% (R$ 9 million).

✓       In CPFL Geração (R$ 3 million), mainly related to higher expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) due to the higher volume of generated energy.

Disregarding these effects, PMSO for 2Q13 would have totaled R$ 38 million, compared to R$ 29 million in 2Q12, an increase of 29.7% (R$ 9 million).

 (ii)   The Depreciation and Amortization item reached R$ 63 million, a reduction of 24.9% (R$ 21 million), compared to 2Q12 (R$ 84 million), due to a non-recurring  item in 2Q12: accounting adjustments (of UBP and depreciation) from power plants (R$ 21 million).

EBITDA

In 2Q13, EBITDA (IFRS) was R$ 285 million, a decrease of 8.7% (R$ 27 million), compared to   R$ 312 million in 2Q12.

Financial Result

In 2Q13, net financial result was an expense of R$ 108 million, representing an increase of 7.0% (R$ 7 million) compared to 2Q12. Regarding this variation, the Financial Expenses moved from R$ 111 million in 2Q12 to R$ 112 million in 2Q13 (R$ 1 million increase), while the Financial Revenues moved from R$ 10 million in 2Q12 to R$ 4 million in 2Q13 (R$ 6 million decrease).

Net Income

In 2Q13, net income (IFRS) was R$ 85 million, compared to R$ 88 million in 2Q12, a reduction of 4.0% (R$ 4 million).

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	1Q13	1Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues (IFRS)	199,120	161,406	23.4%	443,744	304,650	45.7%
Net Operating Revenues	186,706	151,142	23.5%	415,692	285,803	45.4%
Cost of Electric Power	(45,295)	(24,591)	84.2%	(88,504)	(47,543)	86.2%
Operating Costs & Expenses	(130,368)	(94,708)	37.7%	(260,497)	(174,394)	49.4%
EBIT	11,044	31,843	-65.3%	66,692	63,867	4.4%
EBITDA (IFRS)(1)	98,682	91,845	7.4%	238,996	171,397	39.4%
Financial Income (Expense)	(63,333)	(36,822)	72.0%	(129,006)	(59,451)	117.0%
Income Before Taxes	(52,289)	(4,979)	950.1%	(62,314)	4,415
Net Income (IFRS)	(51,642)	(5,528)	834.2%	(66,798)	5,502

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Comments to CPFL Renováveis’ Financial Statements

In 2Q13, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)       The acquisitions of Bons Ventos wind farms (157.5 MW) in June 2012, and the assets of biomass cogeneration of Ester thermoelectric facility (40 MW) in October 2012;

    (ii)       The beginning of operations of Bio Ipê and Bio Pedra Thermoelectric Power Plants in May 2012;

   (iii)       The beginning of operations of Santa Clara wind farms (188 MW) in July 2012;

   (iv)       Inauguration of Tanquinho Solar Plant (1.1 MW) in November 2012; and

    (v)       The beginning of operations of Salto Góes Small Hydroelectric Power Plant (20 MW) in December 2012.

Operating Revenue

In 2Q13, gross operating revenue reached R$ 199 million, representing an increase of 23.4% (R$ 38 million), while net operating revenue moved up by 23.5% (R$ 36 million) to R$ 187 million.

Cost of Electric Power

In 2Q13, the cost of electric power increased 84.2% (R$ 21 million) to R$ 45 million.

Operating Costs and Expenses

In 2Q13, operating costs and expenses reached R$ 130 million, an increase of R$ 36 million, as follows:

    (i)        Additional PMSO, in the amount of R$ 8 million;

   (ii)        Additional Depreciation and Amortization, in the amount of R$ 28 million.

EBITDA

In 2Q13, EBITDA (IFRS) was R$ 99 million, an increase of 7.4% (R$ 7 million).

Financial Result

In 2Q13, the net financial expense was R$ 63 million, compared to a net financial expense of R$ 37 million in 2Q12 (increase of R$ 26 million), mainly due to the additional financial expense (R$ 23 million) and the reduction in the financial revenue (R$ 3 million).

Net Income

In 2Q13, net loss (IFRS) was R$ 52 million, compared to a net loss of R$ 6 million in 2Q12.

This result reflects the higher financial expense related to the higher debt of CPFL Renováveis to support its strategy of expanding its business, besides the highest depreciation and amortization expense, due to the beginning of operations of several projects in the period.

12.4.2) Status of Generation Projects

On June 30, 2013, the portfolio of projects of CPFL Renováveis totaled 1,153 MW of operating installed capacity and 582 MW of capacity under construction. The operational power plants comprises 35 Small Hydroelectric Power Plants – SHPPs (327 MW), 15 Wind Farms (555 MW), 6 Biomass Thermoelectric Power Plants (270 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 18 Wind Farms (482 MW) and 2 Biomass Thermoelectric Power Plants (100 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,818 MW, representing a total portfolio of 5,553 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity on June 30, 2013:

CPFL Renováveis - portfolio
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	555	270	1	1,153
Under construction	-	482	100	-	582
Under development	626	3,192	-	-	3,818
TOTAL	953	4229	370	1	5,553

Coopcana Thermoelectric Power Plant

Coopcana Thermoelectric Power Plant, located at São Carlos do Ivaí-PR, is under construction (95% of works completed – June 2013). Commercial start-up is scheduled for 3Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Alvorada Thermoelectric Power Plant

Alvorada Thermoelectric Power Plant, located at Araporã-MG, is under construction (92% of works completed – June 2013). Commercial start-up is scheduled for 3Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (82% of works completed – June 2013). Start-up is scheduled for 3Q13. The installed capacity is of 30 MW and the physical guarantee is of 15 average-MW. The energy was sold in the 3rd Reserve Energy Auction held in August 2010 (price: R$ 142.50/MWh – December 2012).

Atlântica Wind Farms

Atlântica Complex Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, are under construction (61% of works completed – June 2013). Start-up is scheduled for 3Q13. The installed capacity is of 120 MW and the physical guarantee is of 52.7 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 154.80/MWh – December 2012).

Macacos I Wind Farms

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (61% of works completed – June 2013). Start-up is scheduled for 4Q13. The installed capacity is of 78.2 MW and the physical guarantee is of 37.5 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 152.60/MWh – December 2012).

Campo dos Ventos Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V), located at Rio Grande do Norte State, are under construction (10% of works completed – June 2013). Start-up is scheduled for 1Q16. The installed capacity is of 82 MW and the physical guarantee is of 40.2 average-MW.

São Benedito Wind Farms

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction (8% of works completed – June 2013). Start-up is scheduled for 3Q16. The installed capacity is of 172 MW and the physical guarantee is of 89.0 average-MW.

12.4.3) Subsequent Event

Acquisition of Rosa dos Ventos Wind Farms (operating)

CPFL Renováveis have released, on June 18, 2013, an Announcement to the Market informing that, on that date, entered with Martifer Renováveis Geração de Energia e Participações S.A. (“Seller”) into the agreement for the purchase and sale of 100% of the shares of the corporation Rosa dos Ventos Geração e Comercialização de Energia S.A. (“Rosa dos Ventos”), (“Acquisition”). Rosa dos Ventos is the holder of an authorization granted by Agência Nacional de Energia Elétrica – the Brazilian Electric Energy Agency (“ANEEL”) to exploit the wind farms (i) Canoa Quebrada, with installed capacity of 10.5 MW; and (ii) Lagoa do Mato, with installed capacity of 3.2 MW. The Wind Farms are located on the coast of the State of Ceará and are in full commercial operation, and all the energy generated is contracted with Eletrobrás through PROINFA – Program of Incentive to Alternative Sources of Electric Energy. The total price of the Acquisition amounts to R$ 99.7 million, which comprise: (i) the amount of R$ 62.0 million to be paid to the sellers; (ii) and the assumption of a net debt in the amount of R$ 37.7 million, which may be adjusted until the date the Acquisition is concluded, as provided for in the share purchase and sale agreement. The conclusion of the Acquisition and the payment of the Acquisition Price are subject to the fulfillment of the preceding conditions set forth in the share purchase and sale agreement and to the grant of the relevant prior approvals. By means of the Acquisition of the aforementioned Wind Farms, the Company shall add 13.7 MW to its installed capacity and will attain a portfolio of 1,166.9 MW of power in operation. The Company shall maintain its shareholders and the market informed timely and adequately on the conclusion of the Acquisition.

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2013	12/31/2012	06/30/2012

CURRENT
Cash and Cash Equivalents	5,419,584	2,435,034	1,958,321
Consumers, Concessionaries and Licensees	1,854,716	2,205,024	1,902,054
Dividend and Interest on Equity	47,889	55,033	22,177
Financial Investments	6,891	6,100	44,304
Recoverable Taxes	308,468	250,987	305,054
Derivatives	845	870	10,840
Materials and Supplies	21,254	36,826	40,812
Leases	10,305	9,740	5,912
Concession Financial Assets	34,444	34,444	-
Other Credits	626,566	510,880	511,317
TOTAL CURRENT	8,330,962	5,544,938	4,800,792

NON-CURRENT
Consumers, Concessionaries and Licensees	159,171	161,658	168,150
Affiliates, Subsidiaries and Parent Company	81,151	-	61
Judicial Deposits	1,071,169	1,125,339	1,160,636
Financial Investments	-	-	120,724
Recoverable Taxes	186,495	206,653	203,359
Derivatives	538,630	486,438	449,036
Deferred Taxes	1,264,823	1,257,787	1,182,317
Leases	35,297	31,703	28,244
Concession Financial Assets	2,471,303	2,342,796	1,995,821
Investments at Cost	116,654	116,654	116,654
Other Credits	313,464	343,814	289,719
Investments	1,021,569	1,006,771	1,019,313
Property, Plant and Equipment	7,553,955	7,104,060	6,723,124
Intangible	9,031,645	9,195,667	9,021,783
TOTAL NON-CURRENT	23,845,326	23,379,341	22,478,939

TOTAL ASSETS	32,176,288	28,924,279	27,279,731

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2013	12/31/2012	06/30/2012

CURRENT
Suppliers	1,612,030	1,689,137	1,460,794
Accrued Interest on Debts	141,644	138,293	198,420
Accrued Interest on Debentures	153,383	94,825	64,498
Loans and Financing	2,410,456	1,419,034	1,060,641
Debentures	310,680	310,149	516,371
Employee Pension Plans	56,951	51,675	41,224
Regulatory Charges	32,076	110,776	126,123
Taxes, Fees and Contributions	366,904	430,472	405,466
Dividend and Interest on Equity	16,911	26,542	20,891
Accrued Liabilities	95,250	71,725	88,351
Derivatives	-	109	-
Public Utilities	3,609	3,443	3,246
Other Accounts Payable	880,358	623,267	667,473
TOTAL CURRENT	6,080,253	4,969,447	4,653,499

NON-CURRENT
Suppliers	-	4,467	5,818
Accrued Interest on Debts	44,681	62,271	185
Loans and Financing	7,674,241	7,658,196	7,023,194
Debentures	7,965,889	5,790,263	5,010,054
Employee Pension Plans	331,154	831,184	265,931
Deferred Taxes	1,137,321	1,155,733	1,241,240
Reserve for Tax, Civil and Labor Risks	534,964	349,094	320,872
Derivatives	740	336	-
Public Utilities	77,088	76,371	73,616
Other Accounts Payable	130,200	135,788	99,113
TOTAL NON-CURRENT	17,896,278	16,063,703	14,040,023

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	228,322	228,322	226,951
Legal Reserve	556,481	556,481	495,185
Reserve of Retained Earnings for Investment	-	326,899	-
Statutory Reserve - Concession Financial Assets	262,736	-	-
Dividends	-	455,906	-
Other Comprehensive Income	510,607	19,695	907,049
Retained Earnings	363,049	-	658,057
	6,714,620	6,380,728	7,080,667
Non-Controlling Shareholders' Interest	1,485,138	1,510,401	1,505,542
TOTAL SHAREHOLDERS' EQUITY	8,199,758	7,891,129	8,586,209

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	32,176,288	28,924,279	27,279,731

13.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated - IFRS
	2Q13	2Q12	Variation	1H13	1H12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,408,713	3,861,560	-11.73%	6,994,049	7,793,304	-10.26%
Electricity Sales to Distributors	611,807	450,228	35.89%	1,293,192	838,879	54.16%
Revenue from building the infrastructure	259,198	321,741	-19.44%	517,827	591,051	-12.39%
Other Operating Revenues(1)	491,578	418,611	17.43%	938,215	841,407	11.51%
	4,771,295	5,052,139	-5.56%	9,743,283	10,064,641	-3.19%

DEDUCTIONS FROM OPERATING REVENUES	(1,172,953)	(1,548,972)	-24.28%	(2,429,514)	(3,169,291)	-23.34%
NET OPERATING REVENUES	3,598,342	3,503,167	2.72%	7,313,769	6,895,350	6.07%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,955,431)	(1,675,011)	16.74%	(3,734,588)	(3,125,099)	19.50%
Electricity Network Usage Charges	(197,220)	(335,481)	-41.21%	(319,175)	(669,173)	-52.30%
	(2,152,651)	(2,010,491)	7.07%	(4,053,763)	(3,794,273)	6.84%
OPERATING COSTS AND EXPENSES
Personnel	(184,972)	(170,080)	8.76%	(362,952)	(326,376)	11.21%
Material	(28,788)	(18,733)	53.67%	(54,559)	(16,667)	227.35%
Outsourced Services	(122,374)	(134,204)	-8.81%	(244,692)	(41,893)	484.09%
Other Operating Costs/Expenses	(341,605)	(68,036)	402.09%	(501,980)	(263,519)	90.49%
Cost of building the infrastructure	(259,198)	(321,741)	-19.44%	(517,827)	(306,890)	68.73%
Employee Pension Plans	(20,530)	(8,334)	146.34%	(41,060)	(134,726)	-69.52%
Depreciation and Amortization	(190,011)	(184,724)	2.86%	(376,418)	(591,051)	-36.31%
Amortization of Concession's Intangible	(74,929)	(69,226)	8.24%	(149,421)	(147,305)	1.44%
	(1,222,408)	(975,078)	25.37%	(2,248,909)	(1,828,426)	23.00%

EBITDA	515,623	793,038	-34.98%	1,611,647	2,203,420	-26.86%

EBIT	223,284	517,597	-56.86%	1,011,097	1,272,651	-20.55%

FINANCIAL INCOME (EXPENSE)
Financial Income	120,581	157,865	-23.62%	249,263	298,216	-16.42%
Financial Expenses	(535,617)	(310,105)	72.72%	(807,947)	(617,617)	30.82%
	(415,036)	(152,240)	172.62%	(558,684)	(319,401)	74.92%

EQUITY ACCOUNTING	27,397	21,492	27.48%

INCOME BEFORE TAXES ON INCOME	(164,355)	386,849		486,067	1,010,937	-51.92%

Social Contribution	8,923	(37,416)		(57,423)	(94,531)	-39.25%
Income Tax	21,364	(103,570)		(157,408)	(257,935)	-38.97%

NET INCOME	(134,067)	245,863		271,233	658,471	-58.81%
Controlling Shareholders' Interest	(120,912)	241,569		284,674	641,884	-55.65%
Non-Controlling Shareholders' Interest	(13,155)	4,295		(13,441)	16,587

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)

(Pro forma - R$ thousands)

Consolidated - Pro forma
	2Q13	2Q12	Variation	1H13	1H12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,408,713	3,861,560	-11.73%	6,994,049	7,793,304	-10.26%
Electricity Sales to Distributors	667,149	481,069	38.68%	1,404,688	899,680	56.13%
Revenue from building the infrastructure	259,198	321,741	-19.44%	517,827	591,051	-12.39%
Other Operating Revenues(1)	491,173	418,279	17.43%	937,414	840,729	11.50%
	4,826,233	5,082,648	-5.04%	9,853,978	10,124,764	-2.67%

DEDUCTIONS FROM OPERATING REVENUES	(1,176,205)	(1,549,200)	-24.08%	(2,436,811)	(3,170,328)	-23.14%
NET OPERATING REVENUES	3,650,028	3,533,449	3.30%	7,417,167	6,954,437	6.65%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,781,668)	(1,538,576)	15.80%	(3,473,284)	(2,856,501)	21.59%
Electricity Network Usage Charges	(216,620)	(344,046)	-37.04%	(352,146)	(691,849)	-49.10%
	(1,998,289)	(1,882,621)	6.14%	(3,825,429)	(3,548,350)	7.81%
OPERATING COSTS AND EXPENSES
Personnel	(188,710)	(172,899)	9.14%	(369,206)	(331,807)	11.27%
Material	(94,484)	(19,491)	384.76%	(139,567)	(44,969)	210.36%
Outsourced Services	(128,113)	(136,901)	-6.42%	(255,018)	(268,911)	-5.17%
Other Operating Costs/Expenses	(359,657)	(70,869)	407.49%	(542,384)	(156,865)	245.76%
Cost of building the infrastructure	(259,198)	(321,741)	-19.44%	(517,827)	(591,051)	-12.39%
Employee Pension Plans	(20,530)	(8,334)	146.34%	(41,060)	(16,667)	146.36%
Depreciation and Amortization	(220,526)	(234,864)	-6.10%	(436,323)	(387,704)	12.54%
Amortization of Concession's Intangible	(74,929)	(69,226)	8.24%	(149,421)	(134,726)	10.91%
	(1,346,147)	(1,034,324)	30.15%	(2,450,806)	(1,932,700)	26.81%

EBITDA	601,048	920,593	-34.71%	1,726,675	1,995,817	-13.49%

EBIT	305,593	616,503	-50.43%	1,140,932	1,473,387	-22.56%

FINANCIAL INCOME (EXPENSE)
Financial Income	90,698	161,175	-43.73%	251,908	305,447	-17.53%
Financial Expenses	(546,391)	(365,119)	49.65%	(889,185)	(723,168)	22.96%
	(455,693)	(203,944)	123.44%	(637,277)	(417,722)	52.56%

INCOME BEFORE TAXES ON INCOME	(150,100)	412,559		503,655	1,055,665	-52.29%

Social Contribution	5,114	(44,656)		(62,174)	(106,808)	-41.79%
Income Tax	10,919	(122,040)		(170,248)	(290,387)	-41.37%

NET INCOME	(134,067)	245,863		271,233	658,471	-58.81%
Controlling Shareholders' Interest	(120,912)	241,569		284,674	641,884	-55.65%
Non-Controlling Shareholders' Interest	(13,155)	4,295		(13,441)	16,587

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	2Q13	Last 12M

Beginning Balance	2,772,012	1,958,322

Net Income Before Taxes	(164,354)	1,353,126

Depreciation and Amortization	264,941	1,064,444
Interest on Debts and Monetary and Foreign Exchange Restatements	421,167	1,072,778
Eletrobrás Accounts Receivable - Resources Provided by the CDE	734,662	(101,869)
Suppliers	(238,587)	145,416
Eletrobrás Advance - Resources Provided by the CDE	245,224	245,224
Interest on Debts Paid	(264,009)	(894,406)
Income Tax and Social Contribution Paid	(91,979)	(733,224)
Others	347,979	383,826
	1,419,398	1,182,189

Total Operating Activities	1,255,044	2,535,315

Investment Activities
Acquisition of Equity Interest, Net of Cash Acquired	-	(139,395)
Acquisition of Property, Plant and Equipment, and Intangibles	(497,876)	(2,222,864)
Others	(57,193)	2,732
Total Investment Activities	(555,069)	(2,359,527)

Financing Activities
Loans and Debentures	2,641,218	6,607,183
Principal Amortization of Loans and Debentures, Net of Derivatives	(225,920)	(2,204,439)
Dividend and Interest on Equity Paid	(467,701)	(1,117,270)
Others	-	-
Total Financing Activities	1,947,597	3,285,474

Cash Flow Generation	2,647,572	3,461,262

Ending Balance - 06/30/2013	5,419,584	5,419,584

13.6) Income Statement – Segment of Conventional Generation

(Pro-forma, R$ thousands)

Conventional Generation
	2Q13	2Q12	Var %	1H13	1H12	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	488,587	387,685	26.03%	943,368	772,715	22.1%
Other Operating Revenues	708	968	-26.86%	3,865	1,608	140.4%
	489,295	388,652	25.90%	947,233	774,322	22.3%

DEDUCTIONS FROM OPERATING REVENUES	(34,926)	(24,240)	44.09%	(67,630)	(48,706)	38.9%
NET OPERATING REVENUES	454,368	364,412	24.69%	879,604	725,616	21.2%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(32,423)	(10,965)	195.7%	(137,218)	(24,429)	461.7%
Eletricity Network Usage Charges	(26,444)	(12,762)	107.2%	(44,422)	(31,119)	42.7%
	(58,867)	(23,727)	148.1%	(181,640)	(55,548)	227.0%
OPERATING COSTS AND EXPENSES
Personnel	(10,530)	(9,539)	10.4%	(20,234)	(18,989)	6.6%
Material	(65,522)	(1,118)	5762.6%	(85,968)	(3,731)	2203.9%
Outsourced Services	(10,844)	(7,309)	48.4%	(18,673)	(14,166)	31.8%
Other Operating Costs/Expenses	(23,839)	(12,039)	98.0%	(52,983)	(27,880)	90.0%
Employee Pension Plans	(217)	919	-123.6%	(435)	1,279	-134.0%
Depreciation and Amortization	(58,895)	(79,442)	-25.9%	(117,162)	(139,946)	-16.3%
Amortization of Concession's Intangible	(4,208)	(4,592)	-8.4%	(8,417)	(9,184)	-8.4%
	(174,056)	(113,120)	53.9%	(303,871)	(212,618)	42.9%

EBITDA	284,549	311,600	-8.7%	519,671	606,580	-14.3%

EBIT	221,445	227,565	-2.7%	394,093	457,450	-13.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	4,449	10,376	-57.1%	16,582	22,810	-27.3%
Financial Expenses	(112,426)	(111,258)	1.0%	(225,762)	(227,134)	-0.6%
	(107,977)	(100,883)	7.0%	(209,179)	(204,324)	2.4%

INCOME BEFORE TAXES ON INCOME	113,468	126,683	-10.4%	184,913	253,126	-26.9%

Social Contribution	(7,643)	(10,567)	-27.7%	(14,222)	(21,827)	-34.8%
Income Tax	(20,950)	(27,679)	-24.3%	(39,100)	(58,876)	-33.6%

NET INCOME/LOSS	84,875	88,437	-4.0%	131,592	172,422	-23.7%
Controlling Shareholders' Interest	78,909	82,094	-3.9%	120,296	157,882	-23.8%
Non-Controlling Shareholders' Interest	5,966	6,342	-5.9%	11,296	14,540	-22.3%

13.7) Income Statement – CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated
	2Q13	2Q12	Variation	1H13	1H12	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	198,274	161,108	23.07%	442,897	304,352	45.52%
Other Operating Revenues	846	298	184.08%	846	298	184.08%
	199,120	161,406	23.37%	443,744	304,650	45.66%

DEDUCTIONS FROM OPERATING REVENUES	(12,414)	(10,264)	20.95%	(28,051)	(18,847)	48.84%
NET OPERATING REVENUES	186,706	151,142	23.53%	415,692	285,803	45.45%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(30,827)	(18,160)	69.75%	(63,804)	(36,576)	74.44%
Eletricity Network Usage Charges	(14,468)	(6,431)	124.95%	(24,700)	(10,966)	125.24%
	(45,295)	(24,591)	84.19%	(88,504)	(47,543)	86.16%
OPERATING COSTS AND EXPENSES
Personnel	(20,494)	(6,893)	197.32%	(33,541)	(16,353)	105.11%
Material	(3,046)	(207)	1370.80%	(4,990)	(1,189)	319.79%
Outsourced Services	(13,490)	(23,752)	-43.20%	(35,205)	(41,352)	-14.87%
Other Operating Costs/Expenses	(5,698)	(3,854)	47.85%	(14,455)	(7,969)	81.39%
Depreciation and Amortization	(55,194)	(34,527)	59.86%	(107,853)	(60,306)	78.84%
Amortization of Concession's Intangible	(32,444)	(25,475)	27.36%	(64,451)	(47,225)	36.48%
	(130,368)	(94,708)	37.65%	(260,497)	(174,394)	49.37%

EBITDA	98,682	91,845	381.77%	238,996	171,397	39.44%

EBIT	11,044	31,843	-65.32%	66,692	63,867	4.42%

FINANCIAL INCOME (EXPENSE)
Financial Income	9,160	12,659	-27.64%	18,717	26,838	-30.26%
Financial Expenses	(72,493)	(49,480)	46.51%	(147,723)	(86,290)	71.19%
Interest on Equity	-	-	-	-	-	-
	(63,333)	(36,822)	72.00%	(129,006)	(59,451)	116.99%

INCOME BEFORE TAXES ON INCOME	(52,289)	(4,979)	950.14%	(62,314)	4,415

Social Contribution	32	(687)		(2,393)	(793)	201.73%
Income Tax	616	138	346.30%	(2,091)	1,879

NET INCOME	(51,642)	(5,528)	834.16%	(66,798)	5,502
Controlling Shareholders' Interest	(51,618)	(5,525)	834.34%	(66,764)	5,484
Non-Controlling Shareholders' Interest	(24)	(4)	553.91%	(34)	18

13.8) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q13	2Q12	Variation	1H13	1H12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,181,726	3,655,957	-12.97%	6,543,639	7,399,211	-11.56%
Electricity Sales to Distributors	46,890	83,738	-44.00%	88,130	126,773	-30.48%
Revenue from building the infrastructure	259,198	321,741	-19.44%	517,827	591,051	-12.39%
Other Operating Revenues(1)	467,935	398,628	17.39%	895,377	777,197	15.21%
	3,955,748	4,460,063	-11.31%	8,044,972	8,894,232	-9.55%

DEDUCTIONS FROM OPERATING REVENUES	(1,094,623)	(1,490,164)	-26.54%	(2,267,908)	(3,055,600)	-25.78%
NET OPERATING REVENUES	2,861,126	2,969,899	-3.66%	5,777,064	5,838,632	-1.05%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,595,517)	(1,522,517)	4.79%	(2,992,069)	(2,849,127)	5.02%
Electricity Network Usage Charges	(174,319)	(326,371)	-46.59%	(283,741)	(651,327)	-56.44%
	(1,769,836)	(1,848,888)	-4.28%	(3,275,810)	(3,500,454)	-6.42%
OPERATING COSTS AND EXPENSES
Personnel	(125,941)	(132,253)	-4.77%	(256,524)	(251,397)	2.04%
Material	(21,738)	(17,248)	26.03%	(42,147)	(37,743)	11.67%
Outsourced Services	(108,580)	(108,532)	0.04%	(210,812)	(125,665)	-5.60%
Other Operating Costs/Expenses	(327,006)	(60,762)	438.18%	(471,271)	(591,051)	275.02%
Cost of building the infrastructure	(259,198)	(321,741)	-19.44%	(517,827)	(591,051)	-12.39%
Employee Pension Plans	(20,313)	(9,253)	119.53%	(40,626)	(18,506)	119.53%
Depreciation and Amortization	(104,699)	(119,966)	-12.73%	(208,005)	(185,151)	12.34%
Amortization of Concession's Intangible	(5,486)	(5,045)	8.74%	(10,973)	(10,090)	8.74%
	(972,960)	(774,800)	25.58%	(1,758,184)	(1,442,931)	21.85%

EBITDA	228,515	470,706	-51.45%	962,047	1,090,489	-11.78%

EBIT	118,330	346,211	-65.82%	743,070	895,247	-17.00%

FINANCIAL INCOME (EXPENSE)
Financial Income	69,508	129,454	-46.31%	194,198	222,308	-12.64%
Financial Expenses	(348,974)	(160,592)	117.31%	(492,039)	(315,901)	55.76%
Interest on Equity	-	-	-	-	-	-
	(279,466)	(31,138)	797.51%	(297,841)	(93,593)	218.23%

INCOME BEFORE TAXES ON INCOME	(161,137)	315,073	-151.14%	445,229	801,654	-44.46%

Social Contribution	16,098	(25,570)	-162.96%	(39,464)	(69,662)	-43.35%
Income Tax	44,245	(68,991)	-164.13%	(108,632)	(192,530)	-43.58%

NET INCOME	(100,794)	220,511		297,133	539,462	-44.92%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.9) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	2,049,978	2,328,924	-12.0%	4,140,666	4,600,017	-10.0%
Net Operating Revenues	1,494,998	1,586,332	-5.8%	2,992,365	3,071,997	-2.6%
Cost of Electric Power	(934,988)	(989,575)	-5.5%	(1,571,393)	(1,842,721)	-14.7%
Operating Costs & Expenses	(437,131)	(427,213)	2.3%	(825,470)	(793,958)	4.0%
EBIT	122,879	169,544	-27.5%	595,502	435,318	36.8%
EBITDA (IFRS)(1)	173,402	231,229	-25.0%	695,945	527,299	32.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	163,139	347,409	-53.0%	493,699	646,579	-23.6%
Financial Income (Expense)	(113,171)	(13,701)	726.0%	(121,401)	(41,527)	192.3%
Income Before Taxes	9,708	155,843	-93.8%	474,102	393,791	20.4%
NET INCOME (IFRS)	6,754	102,625	-93.4%	313,602	260,372	20.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	289	175,963	-99.8%	184,490	336,794	-45.2%

CPFL PIRATININGA
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	863,230	983,177	-12.2%	1,784,566	1,970,757	-9.4%
Net Operating Revenues	582,644	612,811	-4.9%	1,217,537	1,220,346	-0.2%
Cost of Electric Power	(416,598)	(422,040)	-1.3%	(875,789)	(803,869)	8.9%
Operating Costs & Expenses	(242,854)	(133,951)	81.3%	(391,229)	(246,068)	59.0%
EBIT	(76,807)	56,820	-235.2%	(49,482)	170,409	-129.0%
EBITDA (IFRS)(1)	(54,906)	85,288		(6,197)	211,614
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	(7,429)	100,808		90,701	194,551	-53.4%
Financial Income (Expense)	(67,287)	(6,287)	970.3%	(69,711)	(21,655)	221.9%
Income Before Taxes	(144,095)	50,533		(119,193)	148,754
NET INCOME (IFRS)	(99,463)	32,208		(85,179)	94,017
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(64,143)	39,949		(17,981)	81,840

RGE
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	840,549	917,174	-8.4%	1,697,808	1,862,312	-8.8%
Net Operating Revenues	632,047	613,318	3.1%	1,253,986	1,234,004	1.6%
Cost of Electric Power	(334,940)	(348,516)	-3.9%	(658,865)	(681,686)	-3.3%
Operating Costs & Expenses	(226,538)	(175,082)	29.4%	(427,938)	(322,571)	32.7%
EBIT	70,569	89,719	-21.3%	167,182	229,747	-27.2%
EBITDA (IFRS)(1)	101,290	120,371	-15.9%	228,333	283,954	-19.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	93,323	131,156	-28.8%	222,057	293,676	-24.4%
Financial Income (Expense)	(56,135)	(13,937)	302.8%	(65,647)	(29,405)	123.2%
Income Before Taxes	14,434	75,782	-81.0%	101,536	200,342	-49.3%
NET INCOME (IFRS)	19,537	62,573	-68.8%	77,266	145,106	-46.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	11,458	69,636	-83.5%	69,689	150,667	-53.7%

CPFL SANTA CRUZ
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	83,628	102,228	-18.2%	178,827	204,833	-12.7%
Net Operating Revenues	62,889	71,159	-11.6%	133,082	141,823	-6.2%
Cost of Electric Power	(38,088)	(39,967)	-4.7%	(82,076)	(76,596)	7.2%
Operating Costs & Expenses	(31,563)	(16,922)	86.5%	(52,705)	(37,251)	41.5%
EBIT	(6,763)	14,270	-147.4%	(1,699)	27,975	-106.1%
EBITDA (IFRS)(1)	(3,551)	15,488		4,679	31,046	-84.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	(4,065)	9,427		8,497	(4,959)
Financial Income (Expense)	(11,968)	1,245		(11,189)	59
Income Before Taxes	(18,731)	15,515		(12,888)	28,034
NET INCOME (IFRS)	(12,665)	10,798		(9,090)	19,086
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(12,847)	7,031		(7,311)	16,078

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	28,971	31,808	-8.9%	58,092	63,006	-7.8%
Net Operating Revenues	22,346	22,812	-2.0%	44,421	44,787	-0.8%
Cost of Electric Power	(11,345)	(11,428)	-0.7%	(20,937)	(21,238)	-1.4%
Operating Costs & Expenses	(10,884)	(6,538)	66.5%	(18,357)	(13,665)	34.3%
EBIT	116	4,846	-97.6%	5,126	9,885	-48.1%
EBITDA (IFRS)(1)	1,385	6,013	-77.0%	7,772	11,912	-34.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	1,046	4,283	-75.6%	5,915	11,575	-48.9%
Financial Income (Expense)	(11,365)	390		(11,662)	(1,534)
Income Before Taxes	(11,249)	5,235		(6,536)	8,351
NET INCOME (IFRS)	(7,542)	3,540		(4,558)	5,583
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(7,761)	2,481		(5,973)	5,426

CPFL SUL PAULISTA
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	36,218	40,954	-11.6%	76,375	81,517	-6.3%
Net Operating Revenues	27,352	27,957	-2.2%	57,268	55,054	4.0%
Cost of Electric Power	(14,088)	(15,560)	-9.5%	(28,184)	(30,961)	-9.0%
Operating Costs & Expenses	(10,427)	(6,894)	51.3%	(19,342)	(13,767)	40.5%
EBIT	2,837	5,503	-48.5%	9,741	10,327	-5.7%
EBITDA (IFRS)(1)	3,963	6,046	-34.5%	12,048	11,441	5.3%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,843	5,686	-32.4%	7,987	11,104	-28.1%
Financial Income (Expense)	(10,289)	964		(9,757)	582
Income Before Taxes	(7,452)	6,468		(16)	10,909
NET INCOME (IFRS)	(4,995)	4,622		(157)	7,374
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(5,066)	4,454		(2,918)	7,217

CPFL JAGUARI
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	31,869	36,760	-13.3%	66,763	73,546	-9.2%
Net Operating Revenues	23,016	23,626	-2.6%	47,892	46,763	2.4%
Cost of Electric Power	(15,397)	(16,241)	(0)	(30,618)	(32,158)	-4.8%
Operating Costs & Expenses	(7,199)	(4,093)	75.9%	(11,919)	(7,494)	59.0%
EBIT	420	3,293	-87.3%	5,355	7,112	-24.7%
EBITDA (IFRS)(1)	1,153	3,733	-69.1%	6,819	8,012	-14.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	1,523	2,675	-43.1%	4,020	6,416	-37.3%
Financial Income (Expense)	(6,491)	74		(6,119)	36
Income Before Taxes	(6,071)	3,367		(764)	7,148
NET INCOME (IFRS)	(4,109)	2,366		(772)	4,858
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(3,844)	1,698		(2,539)	3,841

CPFL MOCOCA
	2Q13	2Q12	Var.	1H13	1H12	Var.
Gross Operating Revenues	24,241	23,260	4.2%	47,959	46,620	2.9%
Net Operating Revenues	18,548	15,743	17.8%	36,094	31,528	14.5%
Cost of Electric Power	(6,789)	(9,142)	-25.7%	(13,120)	(18,131)	-27.6%
Operating Costs & Expenses	(6,684)	(4,386)	52.4%	(11,630)	(8,922)	30.4%
EBIT	5,075	2,215	129.1%	11,344	4,475	153.5%
EBITDA (IFRS)(1)	5,774	2,538	127.6%	12,649	5,213	142.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	2,934	3,591	-18.3%	8,431	6,938	21.5%
Financial Income (Expense)	(2,760)	113		(2,356)	(150)	1470.3%
Income Before Taxes	2,315	2,328	-0.6%	8,989	4,325	107.8%
NET INCOME (IFRS)	1,687	1,778	-5.1%	6,021	3,066	96.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(200)	2,503		3,109	4,254	-26.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

13.10) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	2,090	2,018	3.6%	4,304	4,029	6.8%
Industrial	3,052	3,016	1.2%	5,981	5,924	1.0%
Commercial	1,315	1,274	3.2%	2,725	2,579	5.7%
Others	994	1,000	-0.6%	1,975	1,928	2.4%
Total	7,451	7,308	2.0%	14,985	14,460	3.6%

CPFL Piratininga
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	935	897	4.2%	1,926	1,816	6.1%
Industrial	2,172	2,121	2.4%	4,218	4,111	2.6%
Commercial	541	542	-0.2%	1,128	1,091	3.4%
Others	278	272	2.2%	549	536	2.3%
Total	3,926	3,832	2.4%	7,821	7,553	3.5%

RGE
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	543	511	6.3%	1,090	1,046	4.2%
Industrial	962	892	7.9%	1,830	1,770	3.4%
Commercial	333	328	1.4%	683	686	-0.4%
Others	609	613	-0.6%	1,247	1,285	-3.0%
Total	2,447	2,344	4.4%	4,850	4,786	1.3%

CPFL Santa Cruz
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	82	78	5.7%	166	156	6.4%
Industrial	56	52	7.9%	110	101	9.8%
Commercial	39	39	1.2%	83	81	2.5%
Others	84	83	0.8%	166	171	-2.6%
Total	261	252	3.8%	527	509	3.4%

CPFL Jaguari
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	21	19	6.1%	42	38	8.8%
Industrial	99	88	12.4%	197	177	11.4%
Commercial	13	10	24.7%	25	21	20.8%
Others	10	9	3.4%	19	19	3.1%
Total	142	127	11.8%	283	255	11.2%

CPFL Mococa
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	17	17	4.7%	35	33	6.9%
Industrial	16	16	1.1%	33	30	6.8%
Commercial	7	7	0.9%	16	15	4.8%
Others	14	14	1.2%	27	27	-0.2%
Total	56	54	2.2%	110	105	4.8%

CPFL Leste Paulista
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	23	22	4.9%	47	44	6.5%
Industrial	21	19	12.0%	42	36	14.3%
Commercial	11	10	4.5%	22	21	8.3%
Others	25	26	-2.8%	46	48	-5.0%
Total	80	77	4.0%	156	149	4.9%

CPFL Sul Paulista
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	34	33	5.4%	68	64	7.0%
Industrial	50	53	-6.6%	98	100	-1.9%
Commercial	17	13	26.2%	33	27	23.6%
Others	22	23	-2.1%	45	45	-1.3%
Total	123	122	1.0%	244	236	3.5%

13.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	2,090	2,018	3.6%	4,304	4,029	6.8%
Industrial	1,065	1,152	-7.5%	2,128	2,302	-7.6%
Commercial	1,226	1,216	0.8%	2,551	2,464	3.5%
Others	962	983	-2.2%	1,911	1,895	0.9%
Total	5,344	5,370	-0.5%	10,894	10,690	1.9%

CPFL Piratininga
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	935	897	4.2%	1,926	1,816	6.1%
Industrial	576	654	-11.8%	1,150	1,290	-10.8%
Commercial	485	497	-2.4%	1,016	999	1.7%
Others	266	266	0.2%	528	524	0.7%
Total	2,263	2,313	-2.2%	4,620	4,629	-0.2%

RGE
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	543	511	6.3%	1,090	1,046	4.2%
Industrial	444	473	-6.2%	859	944	-9.1%
Commercial	315	319	-1.4%	649	671	-3.2%
Others	609	613	-0.6%	1,247	1,285	-3.0%
Total	1,911	1,916	-0.3%	3,845	3,946	-2.6%

CPFL Santa Cruz
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	82	78	5.7%	166	156	6.4%
Industrial	45	45	-1.2%	88	87	1.8%
Commercial	39	39	1.2%	83	81	2.5%
Others	84	83	0.8%	166	171	-2.6%
Total	250	245	2.1%	504	495	1.9%

CPFL Jaguari
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	21	19	6.1%	42	38	8.8%
Industrial	75	71	5.7%	147	137	7.6%
Commercial	13	10	24.7%	25	21	20.8%
Others	10	9	3.4%	19	19	3.1%
Total	119	111	7.3%	233	215	8.7%

CPFL Mococa
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	17	17	4.7%	35	33	6.9%
Industrial	11	13	-19.7%	20	26	-22.3%
Commercial	7	7	0.9%	16	15	4.8%
Others	14	14	1.2%	27	27	-0.2%
Total	50	51	-3.0%	98	101	-2.8%

CPFL Leste Paulista
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	23	22	4.9%	47	44	6.5%
Industrial	7	6	8.5%	14	12	14.6%
Commercial	11	10	4.5%	22	21	8.3%
Others	25	26	-2.8%	46	48	-5.0%
Total	66	65	2.1%	129	125	3.1%

CPFL Sul Paulista
	1Q13	1Q12	Var.	1H13	1H12	Var.
Residential	34	33	5.4%	68	64	7.0%
Industrial	20	23	-10.8%	41	45	-9.5%
Commercial	13	13	0.2%	29	27	7.0%
Others	22	23	-2.1%	45	45	-1.3%
Total	90	91	-1.3%	183	181	0.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.